Form 20-F
period 2022-10-31
Bruush Oral Care Inc.
filed 2023-03-10
CIK 1913210

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number: 001-41460

BRUUSH ORAL CARE INC.

(Exact name of Registrant specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

(Address of principal executive offices)

Aneil Manhas

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

(844) 427-8774

aneil@bruush.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, without par value	BRSH	The Nasdaq Capital Market
Warrants to purchase Common Shares	BRSHW	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of October 31, 2022. 8,150,875 Common Shares issued and outstanding

Indicate by check mark if the Registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act): Yes ☐ No ☒

i

Forward-Looking Statements

This Annual Report on Form 20-F (“Annual Report”) contains statements that constitute forward-looking statements. Forward-looking statements are projections in respect of future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, including the risks in the section entitled “Risk Factors”, uncertainties and other factors, which may cause our company’s or our industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to improve and iterate on our existing product line and introduce new products; the Company’s ability to find reliable and cost-effective suppliers of our products; the Company’s ability to distribute our products and manage our inventory and operations; there being no material variations in the current regulatory environment; ability to achieve our business strategies, develop our capital projects or to manage our growth; general economic and political conditions; our ability to maintain the listing of our securities on the Nasdaq; our ability to retain our key employees; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

The Company faces risks from the COVID-19 global pandemic which has had, and may continue to have, a material adverse impact on our business and financial condition. While we have seen a re-opening of the economy, and a resumption of travel and sales activity, the future impact of the COVID-19 global pandemic is inherently uncertain, and may negatively impact our suppliers’ ability to deliver manufactured products, and in our ability to collect certain receivables owing to us, among other factors. These factors may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing, severity, and ultimate duration of any potential negative impacts is uncertain.

Such risks are discussed in Item 3.D “Risk Factors”. In particular, without limiting the generality of the foregoing disclosure, the statements contained in Item 4.B - “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and Item 11 - “Quantitative and Qualitative Disclosures About Market Risk” are inherently subject to a variety of risks and uncertainties that could cause actual results, performance or achievements to differ significantly. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity or performance. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results. These forward-looking statements should not be relied upon as representing our Company’s assessments as of any date subsequent to the date of this Annual Report.

IMPORTANT INFORMATION ABOUT IFRS AND NON-IFRS FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and referred to in this Annual Report as “IFRS.” The Company makes references to certain non-IFRS measures, including Adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS.

ENFORCEMENT OF CIVIL LIABILITIES

We are a company incorporated under the law of British Columbia, Canada. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, all risk factors set forth in this Annual Report, including our financial statements and related notes in connection with your ownership of our securities. If any of these risks actually occur, our business and financial results could be materially adversely affected. This could cause the trading price of our securities to decline, perhaps significantly, and you therefore may lose all or part of your investment. These risks are not exhaustive and do not comprise all of the risks associated with an investment in the Company. Additional risks and uncertainties not currently known to us or which we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations.

References in this section to “we,” “us” or “Bruush” refer to Bruush Oral Care Inc. unless the context otherwise requires or indicates otherwise.

Risks Related to the Company’s Business

We face competition from companies with longer operating histories, greater brand recognition and significantly greater financial, marketing and other resources.

Our business is rapidly evolving and intensely competitive and we have many competitors across the oral care space. Our competition with respect to these offerings includes toothbrush and brush head manufacturers as well as ancillary product manufacturers. Our core toothbrush product competes with new and established manufacturers, direct-to-consumer companies and white label in-house brands offered by some large retail chains and department stores, some of which are sold at a lower price point than ours. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including:

●	the size and composition of our customer base;
●	the quality, consumer appeal, price and reliability of our products;
●	the range of products we offer on our website and through our third-party retail partners;
●	our ability to improve and iterate on our existing product line and introduce new products;
●	our ability to find reliable and cost-effective suppliers of our products;
●	our ability to distribute our products and manage our inventory and operations;
●	our selling and marketing efforts; and
●	our reputation and brand strength.

Some of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, larger fulfilment infrastructures, faster and less costly shipping, greater resources and technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater revenues and profits from their existing customer base, capture market share from us, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in consumer preferences or habits. These competitors may engage in more extensive research and development efforts, undertake larger and more impactful marketing campaigns and adopt more aggressive pricing strategies, which may allow them to build larger customer bases or generate revenues from their customer bases more effectively than we do.

We must maintain and enhance our brand or we may not achieve our growth objectives.

Our brand name and image are integral to the growth of our business and to the implementation of our strategies for expanding our business. We believe that our brand image has significantly contributed to the success of our business and is critical to maintaining and expanding our customer base. Maintaining and enhancing our brand may require us to make substantial investments in research and development, marketing and building awareness, and these investments may not be successful.

We anticipate that, as our business expands into new markets and new product categories, and as the industries in which we operate become increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, consumers in any new international markets into which we expand may not know our brand and/or may not accept our brand resulting in increased costs to market and attract customers to our brand. Further, as we develop retail partnerships, it may be difficult for us to maintain control of our brand with our retail partners, which may result in negative perceptions of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns or poor reviews of our products or customer experiences. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair labor practices and failure to protect our intellectual property rights are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition and results of operations.

Our inability to successfully launch new products may adversely affect our business.

Launching new products can involve a significant investment in advertising and public relations campaigns. There are also certain risks involved in launching new products, including increased costs in the near term associated with the introduction of new product lines, development delays, failure of new products to achieve anticipated levels of market acceptance, the possibility of increased competition with our current products and unrecovered costs associated with failed product introductions.

Our ability to design, develop and commercially launch new products depends on a number of factors, including, but not limited to, our ability to design and implement solutions at an acceptable cost and quality, the availability of critical components from third parties and our ability to successfully complete the development of products in a timely manner. There is no guarantee that we will be able to respond to market demands. If we are unable to respond effectively to technological changes, or we fail to develop products in a timely and cost-effective manner, our products may become obsolete, and we may be unable to recover our research and development expenses which could negatively impact sales, profitability and the continued viability of our business.

Launching new products or updating existing products may also leave us with inventory that we may not be able to sell, or we may be required to sell at significantly discounted prices. Further, as we expand into new markets, we may not accurately predict consumer preferences in that market, which could result in lower-than-expected sales. Additionally, launching new products requires substantial investments in research and development. Investments in research and development are inherently speculative and require substantial capital and other expenditures. Unforeseen obstacles and challenges that we encounter in the research and development process could result in delays or the abandonment of plans to launch new products and may substantially increase development costs. If we are unable to maintain the high product-quality standards expected by our customers when we launch new products, or if our competitors are able to produce higher quality or more accessible products, our sales may be harmed. Should this occur, we may need to increase our investments in research and development and manufacturing processes, lower our prices or take other measures to address any loss of sales, which could increase our expenses, reduce our margins and/or negatively impact our brand and our ability to execute our overall pricing and promotion strategy. We may not be successful in executing our growth strategy related to launching new products, and failure to successfully launch new products could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the effectiveness of our marketing programs.

We are dependent on the effectiveness of our marketing programs and the efficiency of our related expenditures in generating consumer awareness and sales of our products. We rely on a combination of paid and unpaid advertising and public relations efforts to market our products.

Our paid marketing efforts include digital advertising, podcast and streaming media campaigns, influencer collaborations, public relations initiatives, affiliate partnerships and special discount offers. These efforts are expensive and may not result in the cost-effective acquisition of customers. We cannot ensure that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. Moreover, we rely in part upon third parties, such as marketing agencies, social media influencers and product reviewers, for both paid and unpaid services, and we are unable to fully control their efforts. We obtain a significant amount of traffic via search engines and, therefore, rely on search engines such as Google. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our site can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its algorithms or results in a manner that negatively affects our paid or unpaid search ranking, and competitive dynamics could impact the effectiveness of search engine marketing or search engine optimization. We also obtain a significant amount of traffic via social networking websites or other channels used by current and prospective customers. As e-commerce and social networking continue to evolve rapidly, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers and our financial condition would suffer. In addition, the number of third-party providers of consumer product reviews, consumer recommendations and referrals is growing across industries and may influence consumers.

Moreover, if any of the third parties on which we rely were to cease operations, temporarily or permanently, face financial distress or other business disruption, we could suffer increased costs and delays in their ability to provide similar services until an equivalent service provider could be found, or until we could develop replacement technology or operations, any of which could also have an adverse impact on our business and financial performance. We continue to evolve our marketing strategies by adjusting our messages, the amount we spend on advertising and where we spend it with no assurance that we will be successful in developing future effective messages or in achieving efficiency in our marketing and advertising expenditures. Our marketing activities and the marketing activities of any third parties on which we rely are subject to various types of regulations, including laws relating to the protection of personal information, consumer protection and competition.

Product liability claims could hurt our business.

We may be required to pay for losses or injuries purportedly caused by our products or be subject to various product liability claims in the future. Claims could be based on allegations that, among other things, our products contain contaminants, include inadequate instructions or provide inadequate warnings concerning side effects or interactions with other products or substances. In addition, product liability claims may result in negative publicity that may materially adversely affect our sales. Also, if one of our products is found to be defective, we may be required to recall it, which may result in substantial expense and adverse publicity and materially adversely affect our sales. Potential product liability claims may exceed the amount of our insurance coverage or potential product liability claims may be excluded under the terms of our policy, which could adversely affect our financial condition. In addition, we may be required to pay higher premiums and accept higher deductibles in order to secure adequate insurance coverage in the future.

Changing consumer preferences may negatively impact our business.

The market for electric toothbrushes as a retail category is still emerging and if it does not continue to grow, if it grows more slowly than expected or if it does not achieve the growth potential we expect, our brand, business, financial condition or results of operations could be adversely affected. The Company’s success depends on the ongoing need for and appeal of an electric toothbrush with subscription-based brush head replacement program. Consumer preferences with respect to such personal items are continuously changing and are difficult to predict. As a result of changing consumer preferences, many specialized toothbrushes are successfully marketed for a short period of time, but then interest or demand or consumer requirements change. We cannot ensure that our electric toothbrush will achieve customer acceptance or that it will continue to be popular with consumers for any significant period of time. We also cannot ensure that new products will achieve an acceptable degree of market acceptance, or that if such acceptance is achieved, it will be maintained for any significant period of time. Our success is dependent upon our ability to develop, introduce and gain customer acceptance and their willingness to continue on a long-term basis to adapt their normal hygiene routine to using the Company’s electric toothbrush and to keep enticing new customers to transition from a manual toothbrush to an electric toothbrush. The failure of our product to achieve and sustain market acceptance could have a material adverse effect on our financial condition and results of operations.

We have a limited operating history.

We have a limited operating history with the current scale of our business, which makes it difficult to forecast our future results, particularly with respect to our own and third-party retail channels, which we have only recently developed. You should not rely on our past annual or quarterly results of operations as indicators of future performance. You should consider and evaluate our prospects in light of the risks and uncertainty frequently encountered by companies like ours. We may experience fluctuations in our quarterly results of operations due to seasonality and other factors, which could make sequential quarter to quarter comparison an unreliable indication of our performance.

Failure to attract new customers and subscribers, or retain existing customers and subscribers, or failure to do either in a cost-effective manner will harm our business.

Our success depends, in part, on our ability to attract new customers and retain existing subscribers in a cost-effective manner. Although we have historically experienced a high percentage of customers enroll in our brush head refill plan, where they are automatically charged and shipped a three-pack of replacement brush heads every six months, our customers may choose not to do so in the future or we may encounter difficulties during the technical processing of the renewal of credit card processing due to, for instance, the expiration or blocking of the applicable credit card. We have made, and we expect that we will continue to make, significant investments in attracting and retaining customers and subscribers through paid marketing efforts including digital advertising, podcast and streaming media campaigns, influencer collaborations, public relations initiatives, affiliate partnerships and special discount offers. Marketing campaigns can be expensive and may not result in the cost-effective acquisition or retention of customers and subscribers. Further, as our brand becomes more widely known, future marketing campaigns may not attract new or retain customers and subscribers at the same rate as past campaigns. If we are unable to attract new customers and subscribers, or retain existing customers and subscribers, our business will be harmed.

We rely on social media and influencers.

We use third-party social media platforms as marketing tools, among other things. For example, we deliver brand and direct response creative throughout Facebook, Instagram, Google, YouTube, TikTok and Snapchat, as well as maintain our own Facebook, Instagram and TikTok accounts. We also maintain relationships with social media influencers and engage in sponsorship initiatives. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.

Our reliance on third-party contract manufacturers and inability to fully control them may harm our business.

Our products are produced by third-party contract manufacturers. We face the risk that these third-party contract manufacturers may not produce and deliver our products on a timely basis, or at all. These difficulties may include reductions in the availability of production capacity, errors in complying with product specifications and customer requirements, insufficient quality control, sharing competitively sensitive information with our competitors, failure to meet production deadlines, failure to achieve our product or packaging quality standards, inability to access new or quality materials, shipping mistakes, increases in costs of materials and manufacturing or other business interruptions. The ability of our manufacturers to effectively satisfy our production requirements could also be impacted by manufacturer financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster or other events. The failure of any manufacturer to perform to our expectations could result in supply shortages or delays for certain products and harm our business. If we experience significantly increased demand, or if we need to replace an existing manufacturer due to lack of performance, we may be unable to supplement or replace our manufacturing capacity on a timely basis or on terms that are acceptable to us, which may increase our costs, reduce our margins or harm our ability to deliver our products on time. For certain of our products, it may take a significant amount of time to identify and qualify a manufacturer that has the capability and resources to produce our products to our specifications in sufficient volume and satisfy our service and quality control standards.

The capacity of our manufacturers to produce our products is also dependent upon the availability of raw materials. Our manufacturers may not be able to obtain sufficient supply of raw materials, which could result in delays in deliveries of our products by our manufacturers or increased costs. Any shortage of raw materials or inability of a manufacturer to produce or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a cost-efficient, timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellations of orders, refusals to accept deliveries or reductions in our prices and margins, any of which could harm our financial performance, reputation and results of operations. Moreover, third-party manufacturers of our products and components must comply with applicable regulatory requirements, which may require significant resources and subject our manufacturers to potential regulatory inspections, stoppages or enforcement actions. It is difficult for us to accurately and consistently monitor and control third-party manufacturer compliance with all application laws, rules and regulations. Additionally, we currently have third-party manufacturing partners located in Canada and China, where it is even more difficult for us to ensure compliance with all applicable domestic and foreign laws, rules and regulations. Our reliance on third-party manufacturers and inability to fully control any operational difficulties with our third-party manufacturers could have a material adverse effect on our business, financial condition and results of operations.

We have contracts with our manufacturers who may breach these agreements, and we may not be able to enforce our rights under these agreements or may incur significant costs attempting to do so. As a result, we cannot predict with certainty our ability to obtain products in adequate quantities, of required quality and at acceptable prices from our suppliers and manufacturers in the future. Any one of these risks could harm our ability to deliver our products on time, or at all, damage our reputation and our relationships with our retail partners and customers or increase our product costs thereby reducing our margins.

Also, because most of our arrangements with our manufacturers are not exclusive, manufacturers could produce similar products for our competitors. Even when we have exclusivity arrangements, those manufacturers could choose to breach our agreements and work with our competitors and we may not become aware of such breaches or have remedies against the manufacturer for such breaches.

Manufacturing risks, including risks related to manufacturing in China, may adversely affect our ability to manufacture our products and could reduce our gross margin and our profitability.

We rely on third party manufacturers in China to manufacture our products. As a result, our business is subject to risks associated with doing business in China, including:

●	trade protection measures, such as tariff increases, import and export licensing and control requirements;
●	potentially negative consequences from changes in tax laws;
●	difficulties associated with the Chinese legal system, including increased costs and uncertainties associated with enforcing contractual obligations in China;
●	historically lower protection of intellectual property rights;
●	unexpected or unfavorable changes in regulatory requirements; and
●	changes and volatility in currency exchange rates.

Economic regulation, trade restrictions and increasing manufacturing costs in China could adversely impact our business and results of operations.

We contract with manufacturing facilities in China. For many years, the Chinese economy has experienced periods of rapid growth. An increase in the cost of labor or taxes on wages in China may lead to an increase in the cost of goods manufactured in China. Significant increases in wages or wage taxes paid by contract manufacturing facilities may increase the cost of goods manufactured in China which could have a material adverse effect on the Company’s profit margins and profitability. Additionally, government trade policies, including the imposition of tariffs, export restrictions, sanctions or other retaliatory measures could limit our ability to source materials and products from China at acceptable prices or at all. We do not currently have arrangements with contract manufacturers in other countries that may be acceptable substitutes. We cannot predict what actions may ultimately be taken with respect to tariffs, export controls, countermeasures or other trade measures between the U.S. and China or other countries and what products may be subject to such actions. To the extent such actions inhibit our transactions with contract manufacturing facilities and suppliers in China, our business may be materially adversely affected.

The COVID-19 pandemic may negatively impact the manufacturing of our products by third-party manufacturers and the shipment of products to our fulfilment center in the United States.

The COVID-19 pandemic and the travel restrictions, quarantines and related public health measures and actions taken by governments and the private sector have adversely affected global economies and financial markets. The extent to which it may continue to impact our future results of operations and overall financial performance remains uncertain. The global macroeconomic effects of the pandemic may persist for an indefinite period of time, even though the initial waves of the pandemic have subsided.

We develop and manufacture products with third-party manufacturing partners located in China and Canada. The sourcing and purchase of raw materials is managed by the Company’s third-party manufacturing partners. Although to date we have not experienced any material interruptions or delays related to the manufacture of our products in China or Canada or moving our products from our manufacturers in China and Canada to our third-party fulfilment and logistics partner in Salt Lake City, Utah, there can be no assurance that we will not experience these impacts in the future. Such impacts if material and sustained would affect, among other things:

●	inventory shortages caused by longer lead-times and component shortages in the manufacturing of our products due to work restrictions related to COVID-19, disruption of international suppliers or adverse import/export conditions such as port congestion or local government orders;
●	disruptions of the operations of our third-party suppliers, which could impact our ability to purchase components at efficient prices and in sufficient amounts, and
●	our ability to meet consumer demand and delays in the delivery of our products to our customers, potentially negatively affecting our reputation and customer relationships.

Our failure or the failure of third-party service providers to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our customers, employees, contractors, suppliers, vendors and others, including credit card information and personally identifiable information, as well as other confidential and proprietary information. We also employ third-party service providers that store, process and transmit certain proprietary, personal and confidential information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit, encrypt, anonymize or pseudonymize certain confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction and personal data or other confidential and sensitive information from being breached or compromised.

Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, ransom-ware, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our sites, networks and systems, or that we or our third-party service providers otherwise maintain, including payment card systems and human resources management platforms. We and our service providers may not anticipate, discover or prevent all types of attacks until after they have already been launched, and techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by persons with whom we have commercial relationships.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in: (i) unauthorized access to our sites, networks and systems; (ii) unauthorized access to and misappropriation of personal information, including consumers’ and employees’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; (iii) limited or terminated access to certain payment methods or fines or higher transaction fees to use such methods; (iv) viruses, worms, spyware or other malware being served from our sites, networks or systems; (v) deletion or modification of content or the display of unauthorized content on our sites; (vi) interruption, disruption or malfunction of operations; (vii) costs relating to breach remediation, deployment or training of additional personnel and protection technologies, responses to governmental investigations and media inquiries and coverage; (vii) engagement of third-party experts and consultants, or (vii) litigation, regulatory action and other potential liabilities. If any of these breaches of security occur: (i) our reputation and brand could be damaged; (ii) our business may suffer; (iii) we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, or (iv) we could be exposed to a risk of loss, litigation or regulatory action and possible liability. In addition, any party who is able to illicitly obtain a customer’s password could access that customer’s transaction data or personal information. Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data security and other laws, and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, financial condition and operating results. We may need to devote significant resources to protect against security breaches or to address problems caused by breaches, diverting resources from the growth and expansion of our business.

Global economy risk may negatively impact our business operations and our ability to raise capital.

The volatility of global capital markets over the past several years has generally made the raising of capital by equity or debt financing more difficult. We may be dependent upon capital markets to raise additional financing in the future. As such, the Company is subject to liquidity risks in meeting its operating expenditure requirements and future cost requirements in instances where adequate cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact our ability to raise equity or obtain loans and other credit facilities in the future and on favorable terms. If these levels of volatility persist or if there is a further economic slowdown, our operations, our ability to raise capital and the trading price of our Company’s securities could be adversely impacted.

Our success depends on management and key personnel.

Our success is currently largely dependent on the performance of our directors and officers, specifically our founder and Chief Executive Officer, Aneil Manhas. The loss of the services of any of these persons could have a materially adverse effect on our business and prospects. There is no assurance we can retain the services of our directors, officers or other qualified personnel required to operate our business. As our business activity grows, we will require additional key financial, operations, and marketing personnel as well as additional administrative staff. There can be no assurance that these efforts will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If we are not successful in attracting, training and retaining qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on our operations and financial condition.

Matthew Kavanagh was the Company’s Chief Financial Officer from February 2022 until October 2022. Mr. Kavanagh’s resignation did not result from any dispute or disagreement with our Company regarding our practices, policies, or otherwise. For more information, see “Management.”

Claims and legal proceedings may harm our business and divert the attention of management.

From time to time in the ordinary course of our business, or otherwise, the Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause the Company to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on the Company’s business, operating results or financial condition.

We may be subject to intellectual property claims that create uncertainty about ownership or use of technology essential to our business and divert our managerial and other resources.

Our success depends, in part, on our ability to operate without infringing the intellectual property rights of others. Third parties may, in the future, claim our current or future products, trademarks, technologies, business methods or processes infringe their intellectual property rights or challenge the validity of our intellectual property rights. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies or business methods. We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions.

The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings can become very costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits or proceedings. An adverse determination of any litigation or defense proceedings could require us to pay substantial compensatory and exemplary damages, could restrain us from using critical technologies, business methods or processes, and could result in us losing or not gaining valuable intellectual property rights.

Furthermore, due to the voluminous amount of discovery frequently conducted in connection with intellectual property litigation, some of our confidential information could be disclosed to competitors during this type of litigation. In addition, public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation could be perceived negatively by investors and thus have an adverse effect on the trading price of our Common Stock.

Complying with requirements related to being a reporting company may be difficult, costly, divert the attention of management and harm our business.

We are subject to reporting requirements under applicable securities law, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these requirements will increase legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on existing systems and resources. Among other things, the Company is required to file annual and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm the Company’s business and results of operations. The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

Management of the Company expects that being a reporting issuer will make it more expensive to obtain and maintain directors’ and officers’ liability insurance, and the Company may in the future be required to accept reduced coverage or incur substantially higher costs to obtain or maintain adequate coverage. This factor could also make it more difficult for the Company to retain qualified directors and executive officers.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, rules of the Nasdaq Stock Market, are creating uncertainty for companies like ours and adding complexity to our corporate compliance regime. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and significant management time and attention. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain or maintain directors’ and officers’ liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. In certain instances, compliance requirements under certain rules of the Nasdaq Stock Market are more onerous than those under the Sarbanes-Oxley Act of 2002. For example, our board of directors is required to state that they have established internal financial controls to be followed by the Company and that such internal financial controls are adequate and were operating effectively.

If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the Company’s internal control over financial reporting.

We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the Nasdaq or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, so we are unable to make use of the extended transition period. However, in the event that we convert to US GAAP (which we do not currently intend to do) while we remain an emerging growth company, we have irrevocably elected to opt out of such extended transition period.

As a result, our shareholders may not have access to certain information they may deem important. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of the following: (i) the last day of the first fiscal year in which our annual revenues were at least $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of this offering; (iii) the date on which we have issued more than $1.0 billion of non-convertible debt securities over a three-year period; or (iv) the last day of the fiscal year during which we meet the following conditions: (i) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million; (ii) we have been subject to U.S. public company reporting requirements for at least 12 months; or (iii) we have filed at least one annual report as a U.S. public company.

If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Emerging growth companies are exempt from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. An emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

The Company is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act. For example, we are not required to file current reports on Form 8-K or quarterly reports on Form 10-Q, we are exempt from the U.S. proxy rules which impose certain disclosure and procedural requirements for U.S. proxy solicitations and we will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Accordingly, holders of the Company’s securities may receive less or different information about the Company than they may receive with respect to public companies incorporated in the United States.

In addition, as a “foreign private issuer” whose common shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements.

We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States (including preparation of financial statements in accordance with U.S. GAAP). If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of Common Stock is directly or indirectly held by residents of the United States on the date of determination, and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on such date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning at the end of the first fiscal year ending after such date, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to reconcile our financial information that is reported according to IFRS to U.S. GAAP and to report future results according to U.S. GAAP.

If we were to lose our status as a foreign private issuer, we may qualify as a “smaller reporting company” under SEC regulations and still subject to reduced disclosure obligations.

If we lose our status as a foreign private issuer, we may qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We would remain a smaller reporting company until the last day of any fiscal year for so long as either: (i) the market value of our shares of common stock held by non-affiliates does not equal or exceed $250 million as of the prior June 30th; or (ii) our annual revenues did not equal or exceed $100 million during such completed fiscal year. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Because we are a corporation incorporated in British Columbia and some of our directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States.

We are a corporation incorporated under the laws of British Columbia with our principal place of business in Vancouver, Canada. Some of our directors and officers and the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States; or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws.

Risks Related to Ownership of the Company’s Securities

Because of the speculative nature of investment risk, you may lose your entire investment.

An investment in the Company’s securities carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, limited cash reserves, a limited operating history, has not paid dividends and is highly unlikely to pay dividends in the immediate or near future. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business. An investment in the Company’s securities may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

Our auditor has expressed substantial doubt about our ability to continue as a going concern. We may be unable to obtain additional capital on favorable terms.

As a result of recurring net losses and limited cash reserves, our independent auditor has included a going concern paragraph to its report on our financial statements as of and for the fiscal years ended October 31, 2022, and October 31, 2021 due to the substantial doubt that exists in our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and to achieve sustainable revenues and profitable operations. Since inception, we have raised funds primarily through the sale of equity securities and the issuance of debt. We will need and are currently seeking additional funds to operate our business and the recent volatility of global capital markets has made the raising of capital by equity and debt financing more difficult. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations or cause substantial dilution for our stockholders. If we are unable to obtain additional funds, our ability to carry out and implement our planned business objectives and strategies will be significantly delayed, limited or may not occur. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability and our failure to do so would adversely affect our business, including our ability to raise additional funds.

Securities or industry analysts may not regularly publish reports on us which could cause the price of our securities or trading volumes to decline.

The trading market for our securities could be influenced by research and reports that industry and/or securities analysts may publish us, our business, the market or our competitors. We do not have any control over these analysts and cannot assure that such analysts will cover us or provide favorable coverage. If any of the analysts who may cover our business change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analysts who may cover our business were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our securities or trading volumes to decline.

Our common shares have only recently become publicly traded, and the market price of our common shares may be volatile. The trading price of our common shares could be subject to wide fluctuations due to a variety of factors, including:

●	our actual or anticipated operating performance and the operating performance of our competitors;
●	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;
●	any major change in our board of directors, management, or key personnel;
●	market conditions in our industry;

●	the COVID-19 pandemic and its impact on the markets and economies in which we operate;
●	general economic conditions such as recessions, inflation, interest rates, fuel prices, international currency fluctuations;
●	rumors and market speculation involving us or other companies in our industry;
●	announcements by us or our competitors of significant innovations, new products, services or capabilities, acquisitions, strategic investments, partnerships, joint venture or capital commitments;
●	the legal and regulatory landscape and changes in the application of existing laws or adoption of new laws that impact our business;
●	legal and regulatory claims, litigation, or pre-litigation disputes and other proceedings;
●	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and
●	sales or expected sales of our common shares by us, our officers, directors, significant shareholders, and employees.

In addition, stock markets have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. The stock market in general and the Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These fluctuations may be even more pronounced in the trading market for our common shares as a result of the supply and demand forces for newly public companies. In the past, stockholders have instituted securities class action litigation following periods of stock volatility.

Nasdaq may delist our common shares, which could limit investors’ ability to engage in transactions in our common shares and subject us to additional trading restrictions.

Our common shares are listed on the Nasdaq. Although we were able to meet the initial listing requirements, we may be unable to maintain the listing of our common shares in the future.

If the Nasdaq were to delist our common shares, we could face significant material adverse consequences, including: a limited availability of market quotations for our securities and a limited amount of news and analyst coverage for the Company; and a decreased ability to obtain capital.

Nasdaq has notified the company that it does not meet the minimum bid requirement for continued listing of shares of its Common Stock and that the shares may be subject to delisting if the deficiency is not cured.

On January 20, 2023, the Company received written notice (the “Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) that, based on the closing bid price of shares of the Company’s Common Stock for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

The Notice has no immediate effect on the listing of the Common Stock on the Nasdaq Capital Market. Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Common Stock must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to July 19, 2023, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing.

If the Company does not regain compliance by July 19, 2023, the Company may be eligible for an additional time. To qualify, the Company would be required, among other things, to meet the continued listing requirement for the market value of its publicly held shares, as well as all other standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that shares of the Company’s Common Stock will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Company intends to monitor the closing bid price of the Common Stock and consider its available options to resolve the noncompliance with the Minimum Bid Price Requirement. There can be no assurance that the Company will be able to regain compliance with the Nasdaq Capital Market’s continued listing requirements or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable.

Because Bruush has historically operated as a private company, we have limited experience complying with public company obligations and fulfilling these obligations is expensive and time consuming and may divert management’s attention from the day-to-day operation of our business.

As a privately held company, Bruush was not required to comply with many corporate governance and financial reporting practices and policies required of publicly traded companies. As a publicly traded company, we incur significant legal, accounting and other expenses that Bruush was not required to incur in the recent past. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, have increased the costs and the time that must be devoted to compliance matters. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly. We expect that we will continue to need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses. As a public company, it could be more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a public company, it could be more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, board committees or as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

Our investors may experience dilution upon investment in our securities.

Sales or issuances of equity securities could decrease the value of the Company’s securities, dilute shareholders’ voting power and reduce future potential earnings per share. We may sell additional equity securities (including through the sale of securities convertible or exchangeable into Common Stock) to finance our operations, acquisitions or other business projects. We cannot predict the size of future sales and issuances of equity securities or the effect, if any, that future sales and issuances of equity securities will have on the market price of the Common Stock. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Company’s securities. With any additional sale or issuance of equity securities, including sales or issuances of equity securities in connection with this offering, investors will suffer dilution of their voting power and may experience dilution in our earnings per share. Moreover, to the extent outstanding options or warrants are exercised, you will incur further dilution.

We have not and do not intend to declare or pay any dividends with respect to our Common Stock.

To date, the Company has not paid any dividends on its outstanding shares of Common Stock. Any decision to pay dividends on the shares of common stock of the Company will be made by the board of directors on the basis of the Company’s earnings, financial requirements and other conditions. See “Dividend Policy”.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

The Company, incorporated under the Business Corporations Act of British Columbia on October 10, 2017 under the name “Bruush Oral Care Inc.”, is on a mission to inspire confidence through brighter smiles and better oral health. Founded by Chief Executive Officer Aneil Manhas, a former investment banker and private equity investor turned entrepreneur, we are an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products because it is our belief that high-quality oral care products should be more accessible. We are an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. Through our website, consumers can purchase a Brüush starter kit (the “Brüush Kit”), which includes: (i) the Brüush electric toothbrush (the “Brüush Toothbrush”); (ii) three brush heads; (iii) a magnetic charging stand and USB power adapter; and (iv) a travel case. We also sell the brush heads separately which come in a three-pack (the “Brüush Refill”) and can be purchased on a subscription basis, where the customer will automatically receive a Brüush Refill every six months (the “Subscription”). We consider a Subscription to be active (an “Active Subscription”) until it is either cancelled by the customer or terminated due to payment failure (for example, a lost or expired credit card). Currently, we have over 38,000 Active Subscriptions in our program. Starting in the second quarter of 2023, we plan to expand our portfolio with the launch of several new subscription-based consumable oral care products, including toothpaste, mouthwash, dental floss, a whitening pen, as well as an electric toothbrush designed for kids.

Recent Developments

Private Placement

On December 9, 2022, the Company closed a private placement of 2,966,667 units and 1,950,001 pre-funded units (the units and pre-funded units together, the “Units”) at a purchase price of $0.60 per Unit (the “Private Placement”) for aggregate gross proceeds of approximately $3 million, before deducting fees to the placement agent and other expenses payable by the Company. The Private Placement was effected in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) by virtue of Section 4(a)(2) thereof and Rule 506 of Regulation D thereunder.

Each Unit is comprised of one share of common stock (or pre-funded funded warrant) and one non-tradable warrant (each, a “Warrant,” and collectively, the “Warrants”) exercisable for one share of common stock at a price of $0.60 subject to adjustment. The Warrants are exercisable for five and one-half (5.5) years from the date of issuance. Each pre-funded warrant is exercisable by the holder for one share of Common Stock at an exercise price of $0.001 per share.

The Company intends to use the net proceeds from the Private Placement for working capital, growth capital and other general corporate purposes.

On December 7, 2022, the Company entered into a Securities Purchase Agreement and Registration Rights Agreement with institutional investors and into a Placement Agent Agreement with Aegis Capital Corp. (“Aegis”) as the exclusive placement agent in connection with the Private Placement. Pursuant to the Placement Agent Agreement, Aegis was paid a commission equal to 10.0% for the placement of the securities sold at closing and 10.0% of the proceeds from the exercise of Warrants, and a non-accountable expense allowance equal to 3.0% of the amount of securities sold at closing.

Pursuant to the Registration Rights Agreement, the Company filed a registration statement on Form F-1 with the SEC to register the shares issuable upon exercise of the Warrants for resale. the Registration Statement was declared effective on January 17, 2023.

Each of the Company’s executive officers, directors and 10% or more shareholder entered into a lock-up agreement pursuant to which each agreed not to sell or transfer any securities of the Company held by them for a period commencing on December 9, 2022 and ending ninety (90) days thereafter, subject to limited exceptions.

Nasdaq Notice

On January 20, 2023, the Company received written notice (the “Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq that, based on the closing bid price of shares of the Company’s Common Stock for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days.

The Notice has no immediate effect on the listing of the Common Stock on the Nasdaq Capital Market. Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial period of 180 calendar days to regain compliance with the Minimum Bid Price Requirement. To regain compliance, the closing bid price of the Common Stock must be at least $1.00 per share for a minimum of 10 consecutive trading days prior to July 19, 2023, and the Company must otherwise satisfy The Nasdaq Capital Market’s requirements for listing.

If the Company does not regain compliance by July 19, 2023, the Company may be eligible for an additional time. To qualify, the Company would be required, among other things, to meet the continued listing requirement for the market value of its publicly held shares, as well as all other standards for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and would need to provide written notice of its intention to cure the bid price deficiency during the second compliance period. If the Company does not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that shares of the Company’s Common Stock will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Company intends to monitor the closing bid price of the Common Stock and consider its available options to resolve the noncompliance with the Minimum Bid Price Requirement. There can be no assurance that the Company will be able to regain compliance with the Nasdaq Capital Market’s continued listing requirements or that Nasdaq will grant the Company a further extension of time to regain compliance, if applicable.

B. Business overview

Products

With such a glaring opportunity in the market, we have developed an electric toothbrush that makes upgrading to an electric brush appealing. The key tenets of our value proposition include:

(i)	Quality: Through our direct-to-consumer business model, we eliminate the “middleman” (i.e., the retailer such as a grocery/drug store) and believe that we offer consumers a high-quality electric toothbrush at a more affordable price than a comparable electric toothbrush from the competition. The Brüush Toothbrush is equipped with sonic technology that delivers over 31,000 brush strokes per minute and features that include: (i) six cleaning modes; (ii) a smart timer that pauses every 30 seconds to prompt the user to move the toothbrush to a different quadrant of their mouth and then shuts off after two minutes; (iii) a rechargeable battery that lasts an incredible four weeks on a single charge; and (iv) a custom-designed brush head that is equipped with extra soft DuPont™ Tynex® bristles.

(ii)	Design: In addition to being highly functional, we believe that the Brüush Toothbrush is one of the sleekest looking brushes on the market. Our goal was to develop a toothbrush that our consumers would be proud to showcase on their countertop. We paid significant attention to detail, not only to the aesthetics of the device itself, but also the packaging to facilitate a premium unboxing experience. The Brüush Toothbrush comes in three core colors – black, white and pink – as well as a variety of trend-driven seasonal colors that are introduced on a limited quantity basis.

(iii)	Convenience: A 2018 independent survey conducted by Electric Teeth indicated that over 40% of people do not change their toothbrush or the brush head at least once every three months as recommended by the American Dental Association, which could cause the bristles to become frayed or excess bacteria to develop on the brush head. To help consumers maintain good oral health by changing their brush head regularly, as well as eliminate the frustrating experience of purchasing replacement heads at the grocery/drug store, we give our customers the option to subscribe to a brush head refill program. The Subscription automatically sends a three-pack of brush heads every six months at a price that we believe is lower than comparable brush heads from competing brands. As an incentive to subscribe, we offer the consumer a discount on the Brüush Kit if they enroll in the Subscription at the time of purchase, but they have the flexibility to cancel their Subscription at any time. Once the initial purchase of the Brüush Kit is made, the cost of the Subscription is in-line with what a consumer would pay to regularly replace their manual brush. Additionally, we send an email every two months to remind the subscriber that it is time to change their brush head. Overwhelmingly, over 75% of our customers purchased a Brüush Kit with a Subscription and the churn rate so far has been very low, as less than two percent of Active Subscriptions are cancelled on a monthly basis.

Marketing

Our brand strategy is focused on becoming the go-to oral care brand for the 18 to 45-year-old age group. The Company has helped differentiate itself from the competition by building a unique and human brand identity that resonates with the millennial and Generation Z cohorts. We have helped accomplish this by creating supercharged content that features bright colors and bold expressions and fits with our objective of shaking up the traditionally dull oral care category. We utilize this content across our website, paid media programs and social media channels. In addition to our campaign assets, we generate omni-channel content through customer excitement that has driven a steady stream of user-generated content and brand mentions.

The millennial and Generation Z demographic groups have a propensity to naturally and purposefully engage in social media to endorse the brands and products that they use and love. As such, we are very active on social media, where we aim to connect deeper with our target customer by building a community to drive brand engagement. We have primarily focused our social media efforts on Instagram, where we currently have over 30,000 followers. As part of our social media strategy, we have collaborated with over 200 on-brand influencers, mostly in an unpaid capacity. To facilitate these collaborations, we work both directly (outreach from the Company to the influencer) and with best-in-class influencer seeding tools to gift the Brüush Kit to influencers in exchange for a product review or authentic content (both static and video) that showcases our product in a genuine manner. We embed this content across our owned and operated social channels and in our customer outreach initiatives, repurposing it to our audience so they get direct product feedback from their peers. We also receive many inbound requests from micro-influencers, who want to collaborate with us to promote the Brüush Toothbrush. We continue to engage with our top performing influencers to turn them into a team of loyal brand ambassadors that we can leverage as we introduce new products to market.

Media exposure has also proven to be successful in terms of building the brand by way of creative pitching and tactical product seeding, often to existing relationships with commerce editors. Since 2021, the Company has received over 200 brand-elevating press placements, the majority of which were earned (unpaid), including coverage in Allure Magazine, New York Times, Vogue, Refinery29, The Wall Street Journal, Essence and Rolling Stone Magazine. Having these notable publications backlink our website not only improved search engine optimization, but also generated a rise in key performance indicators on our site for up to 48 hours after new placements. When we engage in paid placements, it is mainly focused in the affiliate channel, where we typically provide a small commission on sales that are generated by a publication covering our product. Even in this capacity, an editor typically chooses among several different electric toothbrushes, whereby the Brüush Toothbrush would need to be deemed the strongest before they would cover or advocate for our brand.

Strategic Relationships

Partnership with Kevin Hart

On November 23, 2020, the Company announced that award-winning comedian and actor, Kevin Hart, had joined as a partner and celebrity endorser. With Kevin Hart’s authentic love for the product, wide demographic appeal and natural alignment with our brand, the partnership is aimed at shaking up the all-too-often humorless, ignorable oral care category by utilizing Mr. Hart’s talents in campaigns, content and social media.

Pursuant to the endorsement agreement between the Company and K. Hart Enterprises, Inc., the Company agreed to compensate K. Hart Enterprises through a combination of (i) cash payable in two installments of $750,000 for a total amount of $1,500,000; (ii) royalty payments of three percent based on gross revenues received by the Company during the term of the agreement from the sales of any Brüush products or subscriptions; and (iii) stock options to purchase 309,498 Class B common shares of the Company. Kevin Hart’s deliverables consist of a range of promotional activities including a production day to create comedic videos, appearances, media interviews and social ambassadorship of the Company to his 143 million Instagram followers. The initial two-year term of the endorsement agreement commenced on November 23, 2020 and ended on November 23, 2022. The parties have agreed to extend the term of the endorsement agreement for an additional year. This summary does not purport to be complete and is qualified in its entirety by the full text of the endorsement agreement.

Competition

The electric toothbrush industry has traditionally been dominated by two major brands: (i) Philips Sonicare (owned by Dutch conglomerate Koninklijke Philips N.V.); and (ii) Oral-B (owned by American multinational consumer goods corporation Proctor & Gamble). In our view, these companies make high-quality products, but they can be expensive with their high-end models retailing for over $200. In North America, it is our belief that both Philips Sonicare and Oral-B primarily sell their products to the baby boomer generation through their brick-and-mortar retail networks, where the buying experience can be poor and there is a limited ability to lower prices. From a marketing standpoint, it seems that both companies rely on traditional initiatives, such as television ads and print media, with messaging that is targeted to an older demographic and may not resonate as well with the younger millennial and Generation Z groups.

In recent years, a number of competing brands have emerged, such as Burst, Goby, Moon and Quip. These companies usually offer electric toothbrushes at a lower price point than Philips Sonicare and Oral-B, but we feel that the product quality is inferior. Our value proposition is centered around offering an electric toothbrush that we believe is comparable to the high-end models of Philips Sonicare and Oral-B in terms of quality, but at the lower price point, which is more in-line with the emerging competition. Additionally, we are focused on: (i) distributing our products online versus through a brick-and-mortar retail network; (ii) offering our consumers the option to conveniently have their replacement brush heads shipped automatically to their door through our Subscription; and (iii) marketing to a younger demographic that is between 18 and 45 years of age through relevant channels such as social media.

Government Regulation

In the United States, powered toothbrushes, such as the Brüush Toothbrush and the new electric brush designed for kids that we will be releasing, are regulated as a Class I device by the FDA, Federal Trade Commission (“FTC”) and other regulatory authorities (regulation number: 872.6865 and product code: JEQ). The FDA has exempted almost all Class I devices (with the exception of reserved devices) from the premarket notification requirement. The Brüush Toothbrush falls under the exemption and therefore the Company is not required to submit a premarket notification application or obtain FDA clearance before marketing the product in the U.S., however, the Company is required to register its establishment with the FDA. The Company’s annual renewal for the medical device establishment has been successfully completed for 2023 (registration number: 3014925406 and owner operator number: 10058820).

Of the consumables that we will be launching next year, only the toothpaste is subject to registration with the FDA. Mouthwash, dental floss and the whitening pen are all categorized as cosmetic products, which do not require FDA authorization. Our toothpaste will be classified as an over-the-counter (“OTC”) drug product, which is subject to the FDA OTC drug regulatory requirements due to the inclusion of sodium fluoride as an active ingredient. Third-party manufacturing facilities for OTC drug products must comply with the FDA’s drug Good Manufacturing Practices (GMPs) that require them to maintain, among other things, good manufacturing processes, including stringent vendor qualifications, ingredient identification, manufacturing controls and record keeping. The third-party manufacturer of our toothpaste located in Canada is registered with the FDA and in full compliance with the FDA’s GMPs, as they already produce a range of OTC toothpastes that are currently selling in the United States.

As an OTC drug product, our toothpaste will be permitted to be produced and marketed without prior approval from FDA, but it must comply with the monograph for OTC anticaries drug products, which regulate its formulation, packaging and indications by establishing acceptable active ingredients, labelling requirements and product claims that are generally recognized as safe and effective. If our toothpaste is not in compliance with the applicable FDA monograph for OTC anticaries drug products, we may be required to stop making claims or stop selling the product until we are able to obtain the requisite FDA approvals. Based on separate assessments conducted by our team, manufacturing partner in Canada and third-party regulatory advisors, we are confident that our toothpaste will comply with FDA OTC drug regulatory requirements.

In Canada, electronic toothbrushes are a Class II device and require ISO 13485:2016 with Medical Device Single Audit Program (MDSAP) certification through a recognized registrar, in addition to a Medical Device License application. To facilitate the possibility of Canadian-based warehousing and fulfilment, we are currently working towards ISO 13485:2016 certification and expect to obtain it, as well as receive the Medical Device License, in the second quarter of 2023. For Canada, our toothpaste will require a Natural Product Number (“NPN”) and bilingual packaging. Getting an NPN requires pre-market approval from Health Canada, which can take at least 180 days from the submission date. We do not anticipate any issues receiving Health Canada approval, since the formula and the OTC ingredients are in the prescribed levels in the monograph and all packaging will follow Canadian labelling requirements. Additionally, the third-party manufacturer of our toothpaste is located in Canada, registered with Health Canada, and already produces a range of OTC toothpastes that are currently selling in the Canadian market.

Legal Proceedings

There are no material proceedings to which any director or officer is a party that is adverse to the Company or has a material interest adverse to the Company. We do not believe that any lawsuit filed to date is material or would have a material adverse impact on our Company. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No current director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No current director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years. No current director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

C. Organizational structure

Not Applicable.

D. Property, Plants and equipment

The Company’s principal office is located at 128 West Hastings Street, Unit 210, Vancouver, BC V6B 1G8. Our telephone number is (844) 427-8774.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

This Annual Report should be read in conjunction with the accompanying financial statements and related notes. The discussion and analysis of the financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the International Accounting Standards Board (“IASB”).

The preparation of the financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period.

On an on-going basis we review our estimates and assumptions. The estimates were based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates or other forward-looking statements under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our actual results may differ materially as a result of many factors, including those set forth under the headings entitled “Forward-Looking Statements” and “Risk Factors” herein.

Critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below under the heading “Critical Accounting Policies and Estimates”.

Nature and Continuance of Operations

A. Operating Results

You should read the following discussion and analysis of financial condition and results of operations together with our financial statements and the notes accompanying those statements included elsewhere in this Annual Report.

Basis of Presentation

Our audited financial statements as of and for the years ended October 31, 2022, October 31, 2021 and January 31, 2021 have been prepared in accordance with IFRS and are presented in U.S. dollars. We manage our business based on one operating and reportable segment. Our presentation and functional currency is the U.S. dollar and all the amounts in this management’s discussion and analysis of financial condition and results of operations are in U.S. dollars unless otherwise indicated. See “Results of Operations”.

Change in Fiscal Year

On March 16, 2022, the board of directors of the Company approved a change to the Company’s fiscal year end from January 31 to October 31, effective immediately so that the fiscal year following the fiscal year ended January 31, 2021 would be the fiscal year ended on October 31, 2021 (comprising nine months). Accordingly, we present audited financial statements for the Company’s three most recent fiscal years: at and for the fiscal years ended October 31, 2022, October 31, 2021 (comprising nine months) and the fiscal year ended January 31, 2021.

Non-IFRS Financial Measures

This discussion may refer to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation or as a substitute for analysis of our financial information reported under IFRS.

Going Concern

As of and for the year ended October 31, 2022, the Company has recurring losses, a working capital deficit of $1,408,415 (October 31, 2021 – working capital deficit of $3,962,096), an accumulated deficit totaling $26,386,314 (October 31, 2021 – accumulated deficit of $17,621,043) and negative cash flows used in operating activities of $12,590,778 (October 31, 2021 – negative cash flows used in operating activities of $671,169). The ability of the Company to carry out its business objectives is dependent on its ability to secure continued financial support from related parties, to obtain equity financing or to ultimately attain profitable operations in the future. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. Whether and when the Company can attain profitability and positive cash flows is uncertain. While the Company has been successful in securing financing in the past, there is no assurance that we will be able to obtain financing in the future on terms acceptable to us.

Company Overview

The Company is on a mission to inspire confidence through brighter smiles and better oral health. Founded in 2018 by Chief Executive Officer Aneil Manhas, a former investment banker and private equity investor turned entrepreneur, we are an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products because it is our belief that high-quality oral care products should be more accessible. We are an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. Through our website, consumers can purchase a Brüush starter kit (the “Brüush Kit”), which includes: (i) the Brüush electric toothbrush (the “Brüush Toothbrush”); (ii) three brush heads; (iii) a magnetic charging stand and USB power adapter; and (iv) a travel case. We also sell the brush heads separately which come in a three-pack (the “Brüush Refill”) and can be purchased on a subscription basis, where the customer will automatically receive a Brüush Refill every six months (the “Subscription”). We consider a Subscription to be active (an “Active Subscription”) until it is either cancelled by the customer or terminated due to payment failure (for example, a lost or expired credit card). Currently, we have over 38,000 Active Subscriptions in our program. Starting in the second quarter of 2023, we plan to expand our portfolio with the launch of several new subscription-based consumable oral care products, including toothpaste, mouthwash, dental floss, a whitening pen, as well as an electric toothbrush designed for kids.

Financial Operations Overview

Revenues

Revenues are comprised of sales of Brüush Kits and of Brüush Refills net of changes in the provision for payment discounts and product return allowances.

Cost of goods sold

Cost of goods sold consists of: (i) the costs of finished goods sold; and (ii) the freight expense of transporting the finished goods from the manufacturer to our third-party distribution facility in Salt Lake City, Utah.

Operating expenses

Operating expenses consist primarily of advertising and marketing expenses, salaries and benefits, consulting services, professional fees, interest and bank charges, and shipping and delivery expense. We offer free regular shipping on all of our website orders.

Results of Operations

The table below sets forth a summary of our results of operations for the years indicated:

	12 months ended	9 months ended	12 months ended
	October 31,	October 31,	January 31,
	2022	2021	2021

Revenues	$2,632,442	$1,965,441	$901,162
Cost of goods sold	822,383	978,243	291,195
Gross profit	$1,810,059	$987,198	$609,967
Gross margin	69%	50%	68%

Fiscal year (twelve months) ended October 31, 2022 compared to fiscal year (nine months) ended October 31, 2021

Revenues

Our revenues were $2,632,442 for the fiscal year (twelve months) ended October 31, 2022 compared to $1,965,441 for the fiscal year (nine months) ended October 31, 2021.

Cost of goods sold

Our cost of goods sold were $822,383 for the fiscal year (twelve months) ended October 31, 2022 compared to $978,243 for the fiscal year (nine months) ended October 31, 2021. The decrease was mainly due to the sale of fewer Brüush Kits at high discounts, as the Company provided subsidized product in some very low-margin influencer collaborations and partnerships to build brand awareness during the fiscal year (nine months) ended October 31, 2021, which it did not do during the fiscal year (twelve months) ended October 31, 2022.

Gross profit

We recorded gross profit of $1,810,059 and $987,198 for the fiscal year (twelve months) ended October 31, 2022 and fiscal year (nine months) ended October 31, 2021, respectively. Our gross margin increased to 69% for the fiscal year (twelve months) ended October 31, 2022 from 50% for the fiscal year (twelve months) ended October 31, 2021. The Company participated in multiple flash sales, and influencer collaborations and partnerships that drove down the overall gross margin on Brüush Kit revenues during the fiscal year (nine months) ended October 31, 2021, which it scaled back significantly during the fiscal year (twelve months) ended October 31, 2022, as the Company focused on maintaining sales at a higher margin.

Fiscal year (nine months) ended October 31, 2021 compared to fiscal year (twelve months) ended January 31, 2021

Revenues

Our revenues increased for the fiscal year (nine months) ended October 31, 2021 to $1,965,441 from $901,162 for the fiscal year (twelve months) ended January 31, 2021. The primary reason for the increase in revenues was an increase in sales of Brüush Kits from $817,778 to $1,367,778, which is attributed to expanded marketing and customer acquisition efforts, as well as an increase in sales of Brüush Refills from $83,384 to $597,663 as our Active Subscription base continued to grow.

Cost of goods sold

Our cost of goods sold increased to $978,243 for the fiscal year (nine months) ended October 31, 2021 from $291,195 for the fiscal year (twelve months) ended January 31, 2021. This increase was mainly due to a higher number of Brüush Kit sales.

Gross profit

We recorded gross profit of $987,198 and $609,967 for the fiscal year (nine months) ended October 31, 2021 and fiscal year (twelve months) ended January 31, 2021, respectively. Our gross margin declined to 50% for the fiscal year (nine months) ended October 31, 2021 from 68% for the fiscal year (twelve months) ended January 31, 2021, reflecting our cost of goods sold increasing more than our revenues as described above. This was partly due to our participation in multiple flash sales and influencer collaborations that featured product discounts on Brüush Kits during the fiscal year (nine months) ended October 31, 2021 and caused a lower selling price per unit. The decline in gross profit is also due to the change in product mix, as a larger portion of revenue came from Brüush Refill units sold, which have a lower gross margin compared to Brüush Kits. The split between Brüush Kit and Brüush Refill sales was 70% and 30%, respectively during the fiscal year (nine months) ended October 31, 2021 compared to 91% and 9%, respectively during the fiscal year (twelve months) ended January 31, 2021.

Operating expenses

The following table sets forth our operating expenses for the years indicated:

	12 months ended	9 months ended	12 months ended
	October 31,	October 31,	January 31,
	2022	2021	2021

Advertising and marketing	$7,162,046	$2,806,260	$2,670,447
Depreciation expense	15,348	5,498	-
Commission	91,050	26,339	11,207
Consulting	1,197,831	868,442	556,864
Interest and bank charges	1,155,288	60,183	18,130
Inventory management	47,405	-	-
Merchant fees	99,293	68,073	39,180
Office and administrative expenses	328,956	93,900	75,194
Professional fees	521,064	241,854	222,870
Research and development	96,431	-	-
Salaries and benefits	1,222,171	282,003	93,460
Share-based compensation	279,622	92,276	4,949,441
Shipping and delivery	832,395	511,566	304,591
Travel and entertainment	259,372	100,068	29,225
	$13,308,272	$5,156,462	$8,970,609

Fiscal year (twelve months) ended October 31, 2022 compared to fiscal year (nine months) ended October 31, 2021

Operating expenses for the fiscal year (twelve months) ended October 31, 2022 were $13,308,272, compared to $5,156,462 for the fiscal year (nine months) ended October 31, 2021. The increase was primarily due to higher advertising costs as the Company expanded its marketing and customer acquisition efforts, higher salary expenses as the Company moved some external resources in-house and the number of team members grew and higher interest charges due to the senior secured promissory notes issued during the fiscal year (twelve months) ended October 31, 2022.

Fiscal year (nine months) ended October 31, 2021 compared to fiscal year (twelve months) ended January 31, 2021

Outside of share-based compensation, our expenses have remained generally consistent for the fiscal year (nine months) ended October 31, 2021, as compared to the fiscal year (twelve months) ended January 31, 2021.

Operating loss before other items

	12 months ended	9 months ended	12 months ended
	October 31,	October 31,	January 31,
	2022	2021	2021

Gross Profit	$1,810,059	$987,198	$609,967
Operating Expenses	(13,308,272)	(5,156,462)	(8,970,609)
Operating Loss before other items	$(11,498,213)	$(4,169,264)	$(8,360,642)

Fiscal year (twelve months) ended October 31, 2022 compared to fiscal year (nine months) ended October 31, 2021

Our operating loss before other items was $11,498,213 for the fiscal year (twelve months) ended October 31, 2022 as compared to an operating loss before other items of $4,169,264 for the fiscal year (nine months) ended October 31, 2021. The increase of $7,328,949 in operating loss is due to an increase in overall operating expenses as the Company increased advertising and marketing efforts and scaled operations to support its future growth strategies.

Fiscal year (nine months) ended October 31, 2021 compared to fiscal year (twelve months) ended January 31, 2021

Our operating loss before other items was $4,169,264 for the fiscal year (nine months) ended October 31, 2021 as compared to an operating loss before other items of $8,360,642 for the fiscal year (twelve months) ended January 31, 2021. The increase in operating loss before other items is mostly due to share-based compensation of $4,949,441 recognized during the fiscal year (twelve months) ended January 31, 2021 versus $92,276 in share-based compensation recognized for the fiscal year (nine months) ended October 31, 2021.

Other items

The following table sets forth our other income (loss) for the for the years indicated:

	12 months ended	9 months ended	12 months ended
	October 31,	October 31,	January 31,
	2022	2021	2021

Government grant	$-	$8,763	$14,139
Foreign exchange	(153,076)	42,148	(7,719)
Gain (loss) on revaluation of warrant derivative	5,740,202	(92,918)	(536,209)
Financing costs	(2,688,034)	-	-
Bad debt	(166,150)
Other income (loss)	$2,732,942	$(42,007)	$(529,789)

Fiscal year (twelve months) ended October 31, 2022 compared to fiscal year (nine months) ended October 31, 2021

Our income from other items was $2,732,942 for the fiscal year (twelve months) ended October 31, 2022 as compared to other loss of $42,007 for the fiscal year (nine months) ended October 31, 2021. This is largely due to the $5,740,202 gain on the revaluation of the warrant derivative in comparison to a loss of $92,918 during the fiscal year (nine months) ended October 31, 2021. The main drivers of the gain on the revaluation of the warrant derivative from the time of issuance are the decrease in the estimated stock price for the underlying shares, decrease in the estimated volatility and the derecognition of a portion of the derivative as some of the exercise prices of the warrants were changed to be designated in US dollars. This gain is offset by financing costs of $2,688,034 related to the senior secured promissory notes.

Fiscal year (nine months) ended October 31, 2021 compared to fiscal year (twelve months) ended January 31, 2021

Our loss from other items was $42,007 for the fiscal year (nine months) ended October 31, 2021 as compared to $529,789 for the fiscal year (twelve months) ended January 31, 2021. The improvement in other loss is due to the change in valuation of warrant derivatives, with the main driver of the increase in the fair value of the warrants from the time of issuance being the increase in the estimated stock price for the underlying shares. At the time of the issuance of the July/August 2020 warrants, the private placement of units was priced at CAD$0.60 per unit and the fair value allocated to the shares in the unit was CAD$0.48. At the time of issuance of the August/September 2020 warrants, the private placement of units was priced at CAD$1.80 per unit and the fair value allocated to the shares in the unit was CAD$1.46.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows from (used in) operating activities, investing activities and financing activities for the years indicated:

	12 months ended	9 months ended	12 months ended
	October 31,	October 31,	January 31,
	2022	2021	2021

Net cash flows from operating activities	$(12,590,778)	$(671,169)	$(4,052,350)
Net cash flows from investing activities	(2,042)	(21,201)	(3,196)
Net cash flows from financing activities	12,651,211	14,253	4,567,542
Increase (decrease) in cash	$58,391	$(678,117)	$511,996

Net cash from (used in) operating activities

Cash flows from (used in) operations, which is generally the net income or loss adjusted for non-cash items, such as amortization and depreciation and changes in non-cash working capital items, was an outflow of $12,590,778 for the fiscal year (twelve months) ended October 31, 2022, as compared to an outflow of $671,169 for the fiscal year (nine months) ended October 31, 2021. The main factor that contributed to the increase in cash outflow from operations was the higher net loss of the Company for the fiscal year (twelve months) ended October 31, 2022.

Net cash from (used in) investing activities

Cash used in investing activities was $2,042 for the fiscal year (twelve months) ended October 31, 2022 as compared to $21,201 for the fiscal year (nine months) ended October 31, 2021. During the fiscal year (nine months) ended October 31, 2021, the outflow of cash was for the purchase of equipment and intangible assets, namely customer lists.

Net cash from (used in) financing activities

Cash provided by financing activities was $12,651,211 for the fiscal year (twelve months) ended October 31, 2022 as compared to $14,253 for the fiscal year (nine months) ended October 31, 2021. The increase in cash provided from financing activities is due to the Company completing its initial public offering during the fiscal year (twelve months) ended October 31, 2022.

Funding requirements

As of and for the fiscal year (twelve months) ended October 31, 2022, the Company has recurring losses, a working capital deficit of $1,408,415, an accumulated deficit totaling $26,386,314 and negative cash flows used in operating activities of $12,590,778. The ability of the Company to carry out its business objectives is dependent on its ability to raise additional capital to support current operations and planned development.

Warrant derivative liability

The following table shows the evolution of the Company’s derivative warrant liability from January 30, 2020 to October 31, 2022:

Balance, January 31, 2020	$-
Issued during the period	953,850
Change in fair value of derivative	536,209
Balance, January 31, 2021	$1,490,059
Change in fair value of derivative	92,918
Balance, October 31, 2021	$1,582,977
Issued during the period	5,535,852
Change in fair value of derivative	(5,740,202)
Derecognition of warrant derivative	(136,047)
Balance, October 31, 2022	$1,242,580

The change in the fair value of these derivative instruments of $5,740,202 is shown as a loss for the fiscal year (twelve months) ended October 31, 2022.

Off-balance asset arrangements

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

All of our contractual maturities for liabilities as at October 31, 2022 are due within one year, consisting of accounts payable and accrued expenses and loans payable.

The following shows the breakdown of the Company’s financial liabilities by contractual maturity as at October 31, 2022:

	Within one year	Between one and five years	More than five years
Accounts payable and accrued expenses	$1,345,288	$-	$-

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

All related party transactions are in the normal course of operations. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments.

a)	Related party transactions with directors, subsequent and former directors and companies and entities over which they have significant influence over:

	12 months ended October 31, 2022	9 months ended October 31, 2021	12 months ended January 31, 2021
Director fees	$107,168	72,541	$54,585
Professional fees	327,370	-	55,625
Share-based compensation	$128,729	-	$1,997,611

b)	Key management compensation

	12 months ended October 31, 2022	9 months ended October 31, 2021	12 months ended January 31, 2021
Consulting fees	$-	$270,427	$206,507
Salaries	686,615	-	-
Share-based compensation	$143,032	$-	$2,527,596

c)	Accounts payable and accrued liabilities – As of October 31, 2022, $33,918 (October 31, 2021, $155,979; January 31, 2021, $2,740) due to related parties was included in accounts payable and accrued liabilities.

Critical Accounting Estimates and Judgments

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if revision affects current and future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s Financial Statements. The Company based its assumptions and estimates on parameters available when the Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

B. Liquidity and capital resources

Financial Instruments and Risk Management

Risk Management

In the normal course of our business, we are exposed to a number of financial risks that can affect our operating performance and financial condition. These risks, and the actions taken to manage them, are as noted below.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk.

Credit risk

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. For financial assets, this is typically the gross carrying amount, net of any amounts offset and any impairment losses.

The Company’s principal financial assets are cash and trade accounts receivable. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Credit risk is not concentrated with any particular customer. The Company’s accounts receivable consists primarily of GST receivable. Trade receivables are generally insignificant.

At October 31, 2022, the Company’s maximum credit risk exposure was $175,256.

Foreign exchange risk

Foreign currency risk arises from fluctuations in foreign currencies versus the United States dollar that could adversely affect reported balances and transactions denominated in those currencies. As at October 31, 2022, a portion of the Company’s financial assets are held in Canadian dollars. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in United States dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time. The Company is not exposed to any material foreign currency risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of common shares. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

As of October 31, 2022, the Company had cash of $72,921 and current liabilities of $2,593,913, compared to $14,530 and $4,993,364, respectively, as of October 31, 2021. Appropriate going concern disclosures have been made in Notes to the financial statements. To address the negative working capital balance and any short-term cash shortfalls as of October 31, 2022, the Company closed a private placement pursuant to a securities purchase agreement with institutional investors. The Company issued 2,966,667 units and 1,950,001 pre-funded units at a purchase price of $0.60 per unit for gross proceeds of $2,948,050 to provide short term financing while the Company addresses longer term solutions to capital management.

Capital Resources

Capital Management

In the management of capital, the Company includes components of shareholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

C. Research and development, patents and licenses, etc.

The Company has a registered United States design patent for the ornamental and industrial design for the manufacture of the Brüush Toothbrush, which expires on November 19, 2034. We also have a similar industrial design registration for the Brüush Toothbrush in Canada that expires on December 13, 2028. We do not intend to file any new patents as it relates to the new products that we will be launching later this year. Additionally, the Company retains trademarks in the United States, Canada, Australia, United Kingdom and the European Union for our name and symbol “BRÜUSH”.

D. Trend information

We do not know of any trends, commitments, events, or uncertainty that are expected to have a material effect on our company’s business, financial condition, or results of operations other than as described in the section “Risk Factors” and in the section entitled “Quantitative and Qualitative Disclosures About Market Risk”.

E. Off-balance sheet arrangements

During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates and Judgments

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if revision affects current and future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s Financial Statements. The Company based its assumptions and estimates on parameters available when the Financial Statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors and senior management:

Name, Office Held, Age	Area of Experience and Functions in Our Company
Aneil Manhas Chief Executive Officer and Chairman Age: 38	As our Chief Executive Officer and Chairman, Mr. Manhas is responsible for strategic planning and operations, as well as managing our relations with our investment bankers, lawyers, regulatory authorities and investor community. Mr. Manhas is also Principal Executive Officer, Acting Principal Financial and Accounting Officer.

Alan MacNevin Chief Operating Officer Age: 46	As our Chief Operating Officer, Mr. MacNevin leads the Company across all aspects of operations, driving strategic growth by directing and overseeing the scale of digital commerce, execution of strategic partnerships, launch of new products and expansion into new geographical markets.

Kia Besharat Director Age: 39	Mr. Besharat is presently an outside director and supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Besharat is also Chairman of the Audit Committee, Nominating and Corporate Governance Committee and the Compensation Committee.

Dr. Robert Ward Director Age: 38	As an independent director, Dr. Ward supervises our management and helps to ensure compliance with our corporate governance policies and standards. Dr. Ward is a member and of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee.

Brett Yormark Director Age: 56	As an independent director, Mr. Yormark supervises our management and helps to ensure compliance with our corporate governance policies and standards. Mr. Yormark is a member of our Audit Committee.

The following is a brief account of the business experience of each of our directors and senior management.

Aneil Manhas, Chief Executive Officer and Chairman

Aneil Manhas, the founder of the Company, has served as Chief Executive Officer since inception in 2018. Mr. Manhas has a career spanning over 15 years working in the financial services industry and in CEO positions of his previous companies.

Recently, he was CEO of Surface 604 from 2015 until 2019, an electric bike company that he founded and grew to be one of North America’s leading e-bike brands. During the same period, he was also President and CEO of GVA Brands / Rosso Sports from 2014 until 2019, a company he purchased and transformed into Canada’s leader in entry-level powersports.

Mr. Manhas previously worked at Credit Suisse in Los Angeles, California for two years as an Investment Banking Analyst before joining Onex Corporation in Toronto, Ontario as a member of the investment team for five years, evaluating and executing large private equity transactions across multiple industries.

Aneil holds an Honors Business Administration (HBA) from the Richard Ivey School of Business at the University of Western Ontario.

Alan MacNevin, Chief Operating Officer

Alan MacNevin joined the Company in June 2022 as Chief Operating Officer and leads the Company across all aspects of operations, driving strategic growth by directing and overseeing the scale of digital commerce, execution of strategic partnerships, launch of new products and expansion into new geographical markets. Mr. MacNevin has over 20 years of experience in executive-level positions managing large teams globally, while leading the growth at start-up e-commerce and subscription-based businesses and building them into category leaders.

Mr. MacNevin joins the Company from Rakuten Kobo, where over the past ten years he has held various executive positions including Chief Revenue Officer (2014-2015), Chief Marketing Officer (2015-2019), and most recently, Chief Operating Officer (2019-2022), where he managed the day-to-day global operations of the company. Driving growth, profitability and international expansion, Mr. MacNevin played a key role in Kobo’s emergence as a dominant player in the eReading industry.

Prior to joining Rakuten Kobo, Mr. MacNevin was a member of the executive team at Sirius Satellite Radio for six years from 2005 to 2011. At Sirius, Mr. MacNevin led the subscriber management team as the company grew from inception to over two million subscribers before it merged with XM Canada in 2011. Mr. MacNevin has also held senior marketing and operational roles at the Canadian Broadcasting Company, Chapters-Indigo Online and Bell Mobility.

Non-Executive Directors

Kia Besharat, Director

Kia Besharat has over 15 years of extensive private equity, investment banking and directorship experience, including as former Managing Director at Ubequity Capital Partners, a leading global merchant and investment bank.

Mr. Besharat acts exclusively as a consultant to Gravitas Securities Inc., where he helps with the advisory, restructuring, corporate finance, and mergers and acquisitions mandates across the firm’s platform, with a recent focus on the following industry groups: consumer/retail, natural resources, internet/new media, technology, and healthcare. While at Gravitas Securities as a Senior Managing Director of Investment Banking, Mr. Besharat played a pivotal role in establishing Gravitas Securities as one of the top boutique investment banks in Canada. His transactions totaled over $1 billion at Gravitas Securities and more than $4 billion over the span of his career.

Mr. Besharat holds a Bachelor of Arts (Economics with a minor in Management) from McGill University as well as a Master of Science (Finance and Investment) from the University of Edinburgh. In 2018, he was recognized by the Investment Industry Association of Canada (IIAC) as a Top 40 Under 40 Award Nominee.

Dr. Robert Ward, Director

Dr. Robert Ward has served as a director of the Company since August 2022 and is a Certified Specialist in Orthodontics licensed in the provinces of Manitoba and Alberta, where he maintains a private practice. He is also the CEO of XerosGuard, a company that he founded in 2018 and offers dentists a revolutionary product that maintains intra-oral isolation and moisture control while a patient occludes their teeth.

Previously, from 2016-2019, Dr. Ward’s ownership group successfully acquired and green-fielded 11 dental and orthodontic offices in Central Canada and proceeded to have a successful exit in the summer of 2019. This sale is widely believed to be one of the largest transactions in the space in Canadian history. Dr. Ward is passionate about innovative, cutting-edge techniques and technologies to provide the highest level of care to patients. This keen interest has led to his involvement in several intellectual property-focused dental start-up businesses and he currently holds three dental-related patents in the United States.

Dr. Ward attended the University of Manitoba and holds a Bachelor of Science (Biology), Bachelor of Science (Dentistry), Doctor of Medicine in Dentistry and Master of Science in Orthodontics. Dr. Ward is involved with several continuing education and professional organizations, including the Canadian Association of Orthodontists and American Association of Orthodontists. He also maintains a part-time professor position in the College of Dentistry at University of Manitoba in Orthodontics.

Brett Yormark, Director

In June 2022, Brett Yormark was named the Big 12 Conference’s fifth Commissioner. Previously, since 2019, Mr. Yormark served as the COO of Roc Nation and Co-CEO of Roc Nation Unified. Roc Nation, founded in 2008 by JAY-Z, is a full-service entertainment company supporting a diverse roster of talent through artist management, music publishing, touring, production, strategic brand development and more. The client list includes some of the world’s most recognizable names in the entertainment and sports worlds. Mr. Yormark has served as a director of our Company since August 2022.

Prior to Roc Nation, Mr. Yormark spent 14 years as President and CEO of Brooklyn Sports & Entertainment (BSE) Global, which manages and controls Barclays Center, the Brooklyn Nets and the Nets’ NBA G League team, the Long Island Nets. During his tenure, he also expanded BSE’s venue footprint by leading the renovation, reopening and subsequent operation of NYCB LIVE, home of the Nassau Veterans Memorial Coliseum on Long Island and Manhattan’s iconic Webster Hall. While at BSE Global, Mr. Yormark had oversight for all facets of Barclays Center and NYCB LIVE, including operations, event programming, sales and marketing.

Prior to BSE Global, Mr. Yormark worked for NASCAR for six years, where he helped build the stock-car racing company into a major sports property. Mr. Yormark was named the maximum three times to the “Forty Under 40” list by Sports Business Journal and was selected twice to the “40 Under 40” list by Crain’s New York Business. He is also on the board of the City Parks Foundation, the TJ Martell Foundation and NYC & Company.

Family Relationships

There are no family relationships among our directors and/or executive officers.

B. Compensation

Management and Director Compensation

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by our company or any subsidiary thereof to members of our management, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the members of our management for services provided and for services to be provided, directly or indirectly, to our company or any subsidiary thereof for the years ended October 31, 2022, other than stock options and other compensation securities:

Name and Position	Year ended	Salary ($)	Stock-based compensation		Total Compensation ($)
Aneil Manhas, Chief Executive Officer and Chairman	2022	$505,767		$143,032	$648,799
Matthew Kavanagh, former Chief Financial Officer	2022	$100,322	$	Nil	$100,322
Alan MacNevin, Chief Operating Officer	2022	$80,526	$	Nil	$80,526
Kia Besharat, Director	2022	$59,188		$128,729	$187,917
Dr. Robert Ward, Director	2022	$12,000	$	Nil	$12,000
Brett Yormark, Director	2022	$12,000	$	Nil	$12,000
Charles Green, Former Director	2022	$23,979	$	Nil	$23,979

Notes:

(1) Mr. Manhas has served as Chief Executive Officer of the Company since inception in 2018. Pursuant to his employment agreement with the Company dated July 28, 2022, his compensation includes: (i) an annual salary of $400,000; and (ii) an annual cash bonus equal to the higher of an amount determined by the board of directors or 1.5% of the Company’s total gross revenues for the Company’s fiscal year ended October 31 of each year. If Mr. Manhas is terminated without cause, the Company must pay him a severance, in a lump sum upon termination or as and when normal payroll payments are made, in the amount of equal to two years of his then annual salary and the prior year’s cash bonus and retain the benefits as set forth in the Mr. Manhas’ employment agreement for the balance of the term and all outstanding compensation owing as of the termination date.

(2) Mr. Kavanagh was the Chief Financial Officer of the Company from February 2022 until October 2022. Mr. Kavanagh’s resignation did not result from any dispute or disagreement with our Company regarding our practices, policies, or otherwise. Mr. Kavanagh’s compensation included an annual salary of CAD$200,000 and stock options to acquire 38,860 common shares that vested annually in equal increments over a four-year term. Mr. Kavanagh resigned before any of his stock options would have vested.

(3) Mr. MacNevin became the Chief Operating Officer of the Company in June 2022. His compensation includes an annual salary of CAD$250,000 and stock options to acquire 77,720 common shares that vest annually in equal increments over a four-year term. The Company may at any time terminate Mr. MacNevin without just cause. If Mr. MacNevin is terminated without cause in the first year of employment, the Company must pay him a lump sum amount equal to two months of his then annual salary. One month of Mr. MacNevin’s annual salary will be added for each full calendar year he has been working at Company up to a maximum lump sum payment of 12 months of then annual salary.

The compensation set out above is based on current conditions in the Company’s industry and on the associated approximate allocation of time for the Named Executive Officers listed above and is subject in future to adjustments based on changing market conditions and corresponding changes to required time commitments. Following the Listing, the Company will review its compensation policies and may adjust them if warranted by factors such as market conditions.

Employment, Consulting and Management Agreements

Benefits Upon Termination

We have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for benefits to our directors or members of our management upon termination of employment of our directors or members of our management.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to members of our management and directors of our company during the year ended October 31, 2022 for services provided, or to be provided, directly or indirectly, to our company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities	Date of Issue or Grant	Issue, Conversion or Exercise Price	Closing Price of Security or Underlying Security on Date of Grant	Closing Price of Security or Underlying Security at October 31, 2022	Expiry Date
Aneil Manhas Chief Executive Officer and Chairman	Restricted Share Units	259,067(1)	Jun. 30, 2022	N/A	N/A	USD$1.09	N/A
Kia Besharat Director	Restricted Share Units	233,161(1)	Jun. 30, 2022	N/A	N/A	USD$1.09	N/A

Notes:

(1) Restricted share units vest 33.3% one year after the grant date, 33.3% two years after the grant date and 33.3% three years after the grant date.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our directors or members of our management during the year ended October 31, 2022.

C. Board Practices

Term of Office

Each director of our Company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our Company or the provisions of the Business Corporations Act (British Columbia). Each officer of our Company is appointed to serve at the discretion of our board of directors.

Committees of the Board of Directors

The board of directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of the Audit Committee will be Kia Besharat (Chairman), Dr. Robert Ward and Brett Yormark. The Nominating and Corporate Governance Committee will be Kia Besharat (Chairman) and Dr. Robert Ward. The Compensation Committee will be Kia Besharat (Chairman) and Dr. Robert Ward. Each of the directors on the Audit Committee has been determined by our board of directors to be independent.

Audit Committee

The Audit Committee is governed by a written charter, which is approved and annually adopted by the board of directors. The board of directors has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market, that all members of the Audit Committee fulfill the requirement of being financially literate and that Kia Besharat is an Audit Committee financial expert as defined under current SEC regulations.

The Audit Committee is appointed by the board of directors and is responsible for, among other matters, overseeing the:

●	integrity of the Company’s financial statements, including its system of internal controls;

●	Company’s compliance with legal and regulatory requirements;

●	independent auditor’s qualifications and independence;

●	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

●	performance of the Company’s independent audit function and independent auditors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the board of directors and is responsible for, among other matters:

●	reviewing the structure, size and composition of board of directors and making recommendations to the board of directors with regard to any adjustments that are deemed necessary;

●	identifying candidates for the approval of the board of directors to fill vacancies on the board as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

●	overseeing the annual evaluation of the board of directors of its performance and the performance of other board committees;

●	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

●	developing and recommending to the board of directors for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the board of directors and is responsible for, among other matters:

●	establishing and periodically reviewing the Company’s compensation programs;

●	reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

●	reviewing and monitoring management development and succession plans and activities;

●	reporting on compensation arrangements and incentive grants to the board of directors;

●	retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

●	preparing any Compensation Committee report included in our annual proxy statement.

D. Employees

As of October 31, 2022, the Company had eleven employees under contract located in Toronto, Ontario and Vancouver, British Columbia, which does not include consultants or board members.

E. Share Ownership

Stock Option Plans

On June 30, 2022, our board of directors approved an Omnibus Securities and Incentive Plan effective June 29, 2022 (the “2022 Incentive Plan”), replacing the Stock Option Plan previously approved on August 6, 2021. We plan to grant awards under this new plan. Please see below for a description of the 2022 Incentive Plan.

2022 Omnibus Plan

On June 30, 2022, our board of directors approved the 2022 Incentive Plan effective June 29, 2022, replacing the Stock Option Plan previously approved on August 6, 2021.

The 2022 Incentive Plan was implemented for the purpose granting incentive share options, non-qualified share options, restricted share awards, restricted share unit awards, share appreciation rights, unrestricted share awards (collectively, “Awards”) to incentivize our directors, employees and consultants and the directors, employees and consultants of our subsidiary companies.

The board of directors may grant Awards from time to time under the 2022 Incentive Plan to one or more employees, directors or consultants that the Company determines to be eligible for participation in the 2022 Incentive Plan, as the board may determine at its discretion, subject to an aggregate number of shares of Common Stock that may be issued under the 2022 Incentive Plan limited to 20% of the overall outstanding shares of the Company.

Class of Share: An Award granted under the 2022 Incentive Plan entitles the option holder, subject to the satisfaction, waiver or acceleration of specific exercise conditions, to subscribe for shares of Common Stock.

Adjustment of Award: In the event there is any variation in our share capital that affects the value of the options, adjustments to the number and purchase price of shares subject to each Award in accordance with the plan. Any adjustment to an incentive share option shall comply with the requirements of Section 424(a) of the Code and any adjustment to a non-qualified share option shall comply with the requirements of Section 409A of the Code.

Transferability: No Award under the 2022 Incentive Plan may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by the holder (other than in the case of an assignment to personal representatives upon death or the by gift to any family member (as defined in the 2022 Incentive Plan).

Amendment: The 2022 Incentive Plan will terminate on the tenth anniversary of the date on which it is adopted by the board of directors. The board of directors in its discretion may terminate the 2022 Incentive Plan at any time with respect to any share for which Awards have not been granted. The board may alter or amend the 2022 Incentive Plan; however, certain changes to the plan will require shareholder approval. No change in any Award granted under the 2022 Incentive Plan may be made that would materially and adversely impair the rights of the holder of the Award without the consent of such holder.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our shares of our capital stock of:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our capital stock on an as-converted basis.

The calculations in the table below are based on 12,364,209 shares of common stock issued and outstanding as of February 15, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Bruush Oral Care Inc., 128 West Hastings Street, Unit 210, Vancouver, BC V6B 1G8, Canada.

Name of Beneficial Owner	Number	Percentage
Greater than 5% Stockholders
Aneil Manhas (1)	663,527	5.4%
Yaletown Bros Ventures Ltd. (2)	429,425	3.5%

Executive Officers and Directors
Aneil Manhas	663,527	5.4%
Kia Besharat (3)	168,493	1.4%
Dr. Robert Ward (4)	2,280	0.0%
All executive officers and directors as a group	834,300	6.7%

(1) Aneil Manhas is the Chief Executive Officer and Chairman of the Company.

(2) Yaletown Bros Ventures Ltd. is jointly owned by Matthew Friesen and Bradley Friesen.

(3) Shares are held in Prodigy Capital Corp., which is owned by Kia Besharat, a non-executive director.

(4) Shares are held in Ward Dental Corp., which is owned by Dr. Robert Ward, a non-executive director.

B. Related Party Transactions

Key Management Compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

All related party transactions are in the normal course of operations. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments.

a)	Related party transactions with directors, subsequent and former directors and companies and entities over which they have significant influence over:

	12 months ended October 31, 2022	9 months ended October 31, 2021	12 months ended January 31, 2021
Director fees	$107,168	72,541	$54,585
Professional fees	327,370	-	55,625
Share-based compensation	$128,729	-	$1,997,611

b)	Key management compensation:

	12 months ended October 31, 2022	9 months ended October 31, 2021	12 months ended January 31, 2021
Consulting fees	$-	$270,427	$206,507
Salaries	686,615	-	-
Share-based compensation	$143,032	$-	$2,527,596

c)	Accounts payable and accrued liabilities – As of October 31, 2022, $33,918 (October 31, 2021, $155,979; January 31, 2021, $2,740) due to related parties was included in accounts payable and accrued liabilities.

Compensation

For information regarding compensation for our directors and senior management, see “Compensation.”

C. Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

Items 8.A.1 through 8.A.7: see “Item 18. Financial Statements.”

Legal Proceedings

As of the date of this Annual Report, in the opinion of management, there are no material proceedings to which any director or officer is a party that is adverse to the Company or has a material interest adverse to the Company. We do not believe that any lawsuit filed to date is material or would have a material adverse impact on our Company. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No current director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No current director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years. No current director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

Dividends

Since inception, we have not declared or paid any dividends on our Common Stock. We do not have any current plans to pay any such dividends in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Because we do not anticipate paying any cash dividends on shares of Common Stock in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.

The determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual and legal restrictions and other factors that the board of directors may deem relevant.

B. Significant Changes

We have not experienced any significant changes since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing

Our shares of Common Stock and warrants are listed for trading on The Nasdaq Stock Market LLC (the “Nasdaq”) under the trading symbols “BRSH” and “BRSHW”, respectively. On February 24, 2023, the closing price of our Common Stock on Nasdaq was $0.38 per share and the closing price of our warrants on Nasdaq was $0.12 per warrant.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Incorporation

We are incorporated under the Business Corporations Act (British Columbia). Our British Columbia incorporation number is BC1137045.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Our articles do not restrict directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum. Any such conflicts of interest will be subject to the procedures and remedies as provided under the Business Corporations Act (British Columbia).

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may from time to time on behalf of our company:

●	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
●	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at any discount or premium and on such other terms as they consider appropriate;
●	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
●	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, there is no mandatory retirement age for our directors and our directors are not required to own securities of our company in order to serve as directors.

Share Rights

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Holders of our common shares are entitled to vote one vote for each share held at all meetings of our shareholders, to receive any dividend declared by our board of directors and, to receive the remaining property of our company upon dissolution. None of our common shares are subject to any call or assessment nor pre-emptive or conversion rights.

There are no provisions attached to our common shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

Our preferred shares may include one or more series and, subject to the Business Corporations Act (British Columbia), the directors of our company may, by resolution, if none of the shares of any particular series are issued, alter articles of our company and authorize the alteration of the notice of articles of our company, as the case may be, to do one or more of the following:

●	determine the maximum number of shares of that series that our company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
●	create an identifying name for the shares of that series, or alter any such identifying name; and
●	attach special rights or restrictions to the shares of that series or alter any such special rights or restrictions.

The holders of our preferred shares are entitled, on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of our common shares or any other shares of our company ranking junior to our preferred shares with respect to the repayment of capital on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of the assets of our company among shareholders of our company for the purpose of winding up its affairs, the amount paid up with respect to each preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose will be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of our preferred shares of the amounts so payable to them, they will not, as such, be entitled to share in any further distribution of the property or assets of our company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of our preferred shares as aforesaid will be distributed rateably among the holders of our common shares.

Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the preferred shares by the directors, holders of our preferred shares are not entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of our company.

Meetings

Each director holds office until our next annual general meeting, or until his office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia). A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our board of directors may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting. However, if there is only one shareholder entitled to vote at a meeting of shareholders, (a) the quorum is one person who is, or who represents by proxy, that shareholder, and (b) that shareholder, present in person or by proxy, may constitute the meeting.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for our company, the auditor of our company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the Business Corporations Act (British Columbia) or our articles to be present at the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

Change in Control

There are no provisions in our articles or in the Business Corporations Act (British Columbia) that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries. However, please see our shareholder rights plan described under “Share Capital - Shareholder Rights Plan”.

Ownership Threshold

Our articles or the Business Corporations Act (British Columbia) do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. However, the United States federal securities laws require us to disclose, in our Annual Report, holders who own 5% or more of our issued and outstanding shares.

C. Material Contracts

Partnership with Kevin Hart

On November 23, 2020, the Company announced that award-winning comedian and actor, Kevin Hart, had joined as a partner and celebrity endorser. With Kevin Hart’s authentic love for the product, wide demographic appeal and natural alignment with our brand, the partnership is aimed at shaking up the all-too-often humorless, ignorable oral care category by utilizing Mr. Hart’s talents in campaigns, content and social media.

Pursuant to the endorsement agreement between the Company and K. Hart Enterprises, Inc., the Company agreed to compensate K. Hart Enterprises through a combination of (i) cash payable in two installments of $750,000 for a total amount of $1,500,000; (ii) royalty payments of three percent based on gross revenues received by the Company during the term of the agreement from the sales of any Brüush products or subscriptions; and (iii) stock options to purchase 309,498 Class B common shares of the Company. Kevin Hart’s deliverables consist of a range of promotional activities including a production day to create comedic videos, appearances, media interviews and social ambassadorship of the Company to his 143 million Instagram followers. The initial two-year term of the endorsement agreement commenced on November 23, 2020 and ended on November 23, 2022. The parties have agreed to extend the term of the endorsement agreement for an additional year. This summary does not purport to be complete and is qualified in its entirety by the full text of the endorsement agreement.

D. Exchange Controls

Our company is incorporated in and subject to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Taxation” below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of our company on the right of a non-resident to hold or vote common shares of our company. However, the Investment Canada Act (Canada) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

The following discussion summarizes the principal features of the Investment Canada Act (Canada) for a non-resident who proposes to acquire common shares of our company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor; and it does not anticipate statutory or regulatory amendments.

The Investment Canada Act (Canada) is a Canadian federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures. Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Canada Act (Canada).

If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Canada Act (Canada), the Investment Canada Act (Canada) generally prohibits implementation of the investment unless, after review, the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

A non-Canadian would acquire control of our company for the purposes of the Investment Canada Act (Canada) through the acquisition of common shares if the non-Canadian acquired a majority of the common shares of our company.

Further, the acquisition of less than a majority but one-third or more of the common shares of our company would be presumed to be an acquisition of control of our company unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of common shares.

For a direct acquisition that would result in an acquisition of control of our company, subject to the exception for “WTO Investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CDN$5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than CDN$5 million.

For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of our company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CDN$50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CDN$5 million or more.

In the case of a direct acquisition by or from a WTO Investor, the threshold is significantly higher. The 2016 threshold was CDN$600 million, which threshold was increased to CDN$800 million in April 2017 for an intended period of two years. Starting January 1, 2019, and for subsequent years, the threshold level became adjusted annually based on growth in nominal gross domestic product in accordance with a formula set out in the Investment Canada Act (Canada) (i.e., the growth in the nominal gross domestic product at market prices multiplied by the threshold amount determined for the previous year). In keeping with this formula, in 2019, the review threshold was increased to CDN$1.045 billion. Other than the exception noted below, an indirect acquisition involving a WTO Investor is not reviewable under the Investment Canada Act (Canada).

The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Canada Act (Canada) because of the perceived sensitivity of the cultural sector.

In 2009, amendments were enacted to the Investment Canada Act (Canada) concerning investments that may be considered injurious to national security. If the Industry Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Industry Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of “injurious to national security.” Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

Certain transactions, except those to which the national security provisions of the Investment Canada Act (Canada) may apply, relating to common shares of our company are exempt from the Investment Canada Act (Canada), including:

(a)	acquisition of common shares of our company by a person in the ordinary course of that person’s business as a trader or dealer in securities,
(b)	acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Canada Act (Canada), and
(c)	acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of common shares, remained unchanged.

E. Taxation

Certain Canadian Federal Income Tax Considerations for United States Residents

The following is a summary of certain Canadian federal income tax considerations generally applicable to the holding and disposition of our securities acquired by a holder who, at all relevant times, (a) for the purposes of the Income Tax Act (Canada) (i) is not resident, or deemed to be resident, in Canada, (ii) deals at arm’s length with us, and is not affiliated with us, (iii) holds our common shares as capital property, (iv) does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business carried on or deemed to be carried on in Canada and (v) is not a “registered non-resident insurer” or “authorized foreign bank” (each as defined in the Income Tax Act (Canada)), or other holder of special status, and (b) for the purposes of the Canada-U.S. Tax Convention (the “Tax Treaty”), is a resident of the United States, has never been a resident of Canada, does not have and has not had, at any time, a permanent establishment or fixed base in Canada, and who otherwise qualifies for the full benefits of the Tax Treaty. Holders who meet all the criteria in clauses (a) and (b) above are referred to herein as “U.S. Holders”, and this summary only addresses such U.S. Holders.

This summary does not deal with special situations, such as the particular circumstances of traders or dealers, tax exempt entities, insurers or financial institutions, or other holders of special status or in special circumstances. Such holders, and all other holders who do not meet the criteria in clauses (a) and (b) above, should consult their own tax advisors.

This summary is based on the current provisions of the Income Tax Act (Canada), the regulations thereunder in force at the date hereof, the current provisions of the Tax Treaty, and our understanding of the administrative and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Income Tax Act (Canada) and regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, such Proposed Amendments might not be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative or assessing practices, whether by legislative, governmental or judicial decision or action, nor does it take into account tax laws of any province or territory of Canada or of any other jurisdiction outside Canada, which may differ significantly from those discussed in this summary.

For the purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of our securities must generally be expressed in Canadian dollars. Amounts denominated in United States currency generally must be converted into Canadian dollars using the rate of exchange that is acceptable to the Canada Revenue Agency.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Holder, and no representation with respect to the Canadian federal income tax consequences to any particular U.S. Holder or prospective U.S. Holder is made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all prospective purchasers (including U.S. Holders as defined above) should consult with their own tax advisors for advice with respect to their own particular circumstances.

Withholding Tax on Dividends

Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on our common shares to a U.S. Holder will be subject to Canadian withholding tax. Under the Tax Treaty, the rate of Canadian withholding tax on dividends paid or credited by us to a U.S. Holder that beneficially owns such dividends and substantiates eligibility for the benefits of the Tax Treaty is generally 15% (unless the beneficial owner is a company that owns at least 10% of our voting stock at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%).

Dispositions

A U.S. Holder will not be subject to tax under the Income Tax Act (Canada) on a capital gain realized on a disposition or deemed disposition of a security, unless the security is “taxable Canadian property” to the U.S. Holder for purposes of the Income Tax Act (Canada) and the U.S. Holder is not entitled to relief under the Tax Treaty.

Generally, our common shares will not constitute “taxable Canadian property” to a U.S. Holder at a particular time unless, at any time during the 60 month period immediately preceding the disposition, more than 50% of the fair market value of such security was derived, directly or indirectly, from one or any combination of: (i) real or immoveable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Income Tax Act (Canada)), (iii) “timber resource properties” (as defined in the Income Tax Act (Canada)), and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be “taxable Canadian property”.

If our common shares become listed on a “designated stock exchange” as defined in the Income Tax Act (Canada) and are so listed at the time of disposition, our common shares generally will not constitute “taxable Canadian property” of a U.S. Holder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions are met: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, partnerships in which the U.S. Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of our company; and (ii) more than 50% of the fair market value of the shares of the company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act (Canada)), timber resource properties (as defined in the Income Tax Act (Canada)) or options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain other circumstances set out in the Income Tax Act (Canada), common shares could also be deemed to be “taxable Canadian property”.

U.S. Holders who may hold common shares as “taxable Canadian property” should consult their own tax advisors with respect to the application of Canadian capital gains taxation, any potential relief under the Tax Treaty, and special compliance procedures under the Income Tax Act (Canada), none of which is described in this summary.

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition, ownership and disposition of our securities. This summary applies only to U.S. Holders that acquire securities pursuant to this prospectus and does not apply to any subsequent U.S. Holder of our common shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, net investment income, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the acquisition, ownership and disposition of our common shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust that

a.	is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions; or
b.	has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of common shares pursuant to this prospectus (whether or not any such transactions are undertaken in connection with the purchase of common shares pursuant to this prospectus).

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the acquisition, ownership or disposition of our securities by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own our securities as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire our securities in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold our securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of our outstanding stock.

This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold our securities in connection with carrying on a business in Canada; (d) persons whose securities in our company constitute “taxable Canadian property” under the Income Tax Act (Canada); or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership or disposition of our common shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the acquisition, ownership or disposition of our common shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax considerations for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership or disposition of our common shares.

Acquisition of Our Securities

A U.S. Holder generally will not recognize gain or loss upon the acquisition of our securities for cash pursuant to this prospectus. A U.S. Holder’s holding period for such common shares will begin on the day after the acquisition.

Ownership and Disposition of Our Common Shares

Distributions on Our Common Shares

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below (see “Tax Consequences if Our Company is a PFIC”), a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of our company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of our company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in our common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Our Common Shares” below). However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by our company with respect to our common shares will constitute a dividend. Dividends received on our common shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If our company is eligible for the benefits of the Canada-U.S. Tax Convention or our common shares is readily tradable on an established securities market in the U.S., dividends paid by our company to non-corporate U.S.

Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that our company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Our Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of our common shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for such security is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Status of Our Company

If our company is or becomes a PFIC, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of our common shares. The U.S. federal income tax consequences of owning and disposing of our common shares if our company is or becomes a PFIC are described below under the heading “Tax Consequences if Our Company is a PFIC.”

A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value). If certain conditions are met, a start-up non-U.S. corporation is not a PFIC in the first year that it has gross income but could be a PFIC in one or more earlier years in which it has no gross income but satisfies the asset test.

Under certain attribution and indirect ownership rules, if our company is a PFIC, U.S. Holders will generally be deemed to own their proportionate shares of our company’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”).

The Company does not know if it currently is a PFIC or was a PFIC in a prior year and, based on current business plans and financial projections, does not know if it will be a PFIC in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. We might be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of our company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of our company.

Tax Consequences if Our Company is a PFIC

If our company is a PFIC for any tax year during which a U.S. Holder owns our common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If our company meets the income test or the asset test for any tax year during which a U.S. Holder owns our common shares, our company will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether our company meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder elects to recognize any unrealized gain in such common shares or makes a timely and effective QEF Election or, if applicable, Mark-to-Market Election.

Under the default PFIC rules:

●	any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of our common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it, together with all other distributions received in the relevant tax year, exceeds 125% of the average annual distribution received during the preceding three years) received on our common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for our common shares;
●	the amount allocated to the current tax year and any year prior to the first year in which our company was a PFIC will be taxed as ordinary income in the current year;
●	the amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year;
●	an interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders; and
●	any loss realized on the disposition of our common shares generally will not be recognized.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat our company and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to our common shares.

If a U.S. Holder makes a timely and effective QEF Election, the U.S. Holder must include currently in gross income each year its pro rata share of our company’s ordinary income and net capital gains, regardless of whether such income and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary income or gains without a corresponding receipt of cash from our company. If our company is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in our common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in our common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of our common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for our company and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from our company setting forth the ordinary income and net capital gains for the year. U.S. Holders should be aware that we might not satisfy the recordkeeping requirements that apply to a QEF or supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that our company is a PFIC for any tax year.

In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election applies. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular circumstances, including if it had a reasonable belief that our company was not a PFIC and filed a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election for our company and any Subsidiary PFIC.

A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If our common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to such security but not with respect to a Subsidiary PFIC. Upon closing our common shares will be listed or posted for trading on a stock quotation system and therefore considered to be “regularly traded” for this purpose.

When these securities become “regularly traded,” a U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to such securities generally will be required to recognize as ordinary income in each tax year in which our company is a PFIC an amount equal to the excess, if any, of the fair market value of such stock as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such stock as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in our securities generally will be increased by the amount of ordinary income recognized with respect to such stock. If the U.S. Holder’s adjusted tax basis in our securities as of the close of a tax year exceeds the fair market value of such stock as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such stock for all prior taxable years. A U.S. Holder’s adjusted tax basis in our securities generally will be decreased by the amount of ordinary loss recognized with respect to such stock. Any gain recognized upon a disposition of our common shares or warrants generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as ordinary loss to the extent of the net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code. Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to our common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership or disposition of our common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to our common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership, sale or other taxable disposition of our common shares, will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of  “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s shares of our common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938 for specified foreign financial assets, filing obligations relating to the PFIC rules including possible reporting on IRS Form 8621, and any other applicable reporting requirements.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of  (a) distributions on our common shares, and (b) proceeds arising from the sale or other taxable disposition of our common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 24%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (“TIN”) (generally on Form W-9), (b) furnishes an incorrect U.S. TIN, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. TIN and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules are allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Certain Reporting Requirements

A U.S. Holder that acquires common shares generally will be required to file Form 926 with the IRS if (1) immediately after the acquisition such U.S. Holder, directly or indirectly, owns at least 10% of the common shares, or (2) the amount of cash transferred in exchange for common shares during the twelve month period ending on the date of the acquisition exceeds US$100,000. Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP OR DISPOSITION OF OUR COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The documents concerning us which are referred to in this Annual Report may be inspected at our offices located at 128 West Hastings Street, Unit 210, Vancouver, British Columbia V6B 1G8, Canada.

In addition, we have filed with the SEC a registration statement on Form F-1 under the Securities Act and the documents referred to in this Annual Report have been filed as exhibits to such Form F-1 with the SEC and may be inspected and copied at the public reference facility maintained by the SEC at 100 F Street NW, Washington, D.C. 20549. In addition, the SEC maintains a website at www.sec.gov that contains copies of documents that we have filed with the SEC using its EDGAR system.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit risk

The Company’s principal financial assets are cash and trade accounts receivable. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Credit risk is not concentrated with any particular customer. The Company’s accounts receivable consists primarily of GST receivable.

The Company’s maximum credit risk exposure is $175,256.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of preferred shares. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at October 31, 2022:

	Within one year	Between one and five years	More than five years
Accounts payable and accrued expenses	$1,345,288	$-	$-

Foreign exchange risk

Foreign currency risk arises from fluctuations in foreign currencies versus the United States dollar that could adversely affect reported balances and transactions denominated in those currencies. As at October 31, 2022, a portion of the Company’s financial assets are held in Canadian dollars. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in United States dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time. The Company is not exposed to any material foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Please refer to our Form 6-K filed with the SEC on December 20, 2022.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Exchange Act Rules 13a-15(f) and 15d-15(f) define this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that may have a material effect on the financial statements.

Under the supervision and with the participation of our CEO, our management assessed the effectiveness of our internal control over financial reporting as at October 31, 2022. We identified a weakness in our internal control over financial reporting related to a lack of timely reconciliations of the account balances affected by the improperly recorded transactions. Our management considers this weakness to be a one-time event which will be resolved by procedures we plan to implement in the near term as soon as practicable.

Management’s Annual Report on Internal Control Over Financial Reporting

Management assessed the effectiveness of our internal control over financial reporting as of October 31, 2022, based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management concluded that, as of October 31, 2022, we had one deficiency which results in a more than remote likelihood that a material misstatement of the annual or interim financial statements, thereby comprising a material weakness: the lack of adequate accounting and finance personnel with the experience and expertise required to complete period-end close and financial reporting in accordance with IFRS. In order to address this deficiency, management is in the process of augmenting its accounting team with additional personnel to oversee the close and financial reporting process and ensure application of IFRS to routine and non-routine transactions and financial statements.

Limitations on Effectiveness of Controls and Procedures

Our management does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Our control systems are designed to provide such reasonable assurance of achieving their objectives. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report is not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

During the period ended October 31, 2022, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

As disclosed above, as of the date hereof, our Audit Committee is comprised of Kia Besharat, Dr. Robert Ward and Brett Yormark, each of whom meets the independence standards under Rule 10A-3 under the Exchange Act and is financially literate under applicable Canadian laws.

Our Board of Directors has determined that Kia Besharat qualifies as an audit committee financial expert pursuant to Items 16A(b) and (c) of Form 20-F.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct (the “Code of Ethics”) that applies to all of our directors, senior officers, and employees. The Code of Ethics meets the requirements for a “code of ethics” within the meaning of that term in Item 16B of Form 20-F. A copy of our Code of Ethics will be provided to any person without charge, upon request. All requests for a copy of our Code of Ethics should be directed in writing to the attention of Aneil Manhas at 128 West Hastings Street, Unit 210, Vancouver, BC V6B 1G8, Canada.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Dale Matheson Carr-Hilton Labonte LLP has been the principal accountant for the audit of Bruush’s consolidated financial statements.

The following table sets forth information regarding the amount billed and accrued to us by Dale Matheson Carr-Hilton Labonte LLP for the fiscal years ended October 31, 2022 and 2021:

	October 31, 2022		October 31, 2021
Audit fees	CAD$	126,000	CAD$	60,000
Audit-related fees	CAD$	30,000		-
Tax fees	CAD$	4,500	CAD$	3,500
All other fees		-		-
Total:	CAD$	160,500	CAD$	63,500

Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors

The policy of our Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by our independent auditors during the fiscal year.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Company is not required to obtain shareholder approval in advance of certain recent corporate actions in reliance on and compliance with home country practices pursuant to British Columbia law. The Company intends to continue to rely on and comply with home country practices pursuant to British Columbia law.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements were prepared in accordance with IFRS, as issued by the IASB, and are presented in US dollars. Our consolidated financial statements were audited by Dale Matheson Carr-Hilton Labonte LLP , Vancouver, BC (PCAOB No. 1173).

Financial statements filed as part of this Annual Report:

BRUUSH ORAL CARE INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED OCTOBER 31, 2022

(Expressed in U.S. dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Bruush Oral Care Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Bruush Oral Care Inc. (the “Company”) as of October 31, 2022, 2021 and January 31, 2021, the related statements of comprehensive loss, changes in shareholder’s equity and cash flows, for the 12-months ended October 31, 2022, 9-months ended October 31, 2021 and 12-months ended January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022, 2021 and January 31, 2021, and its financial performance and its cash flows for the 12-months ended October 31, 2022, 9-months ended October 31, 2021 and 12-months ended January 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a net and comprehensive loss of $8,765,271 during the 12-months ended October 31, 2022. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2021

Vancouver, Canada

March 10, 2023

BRUUSH ORAL CARE INC.

STATEMENTS OF FINANCIAL POSITION

(Expressed in U.S. dollars)

As at

	Note	October 31, 2022	October 31, 2021	January 31, 2021

ASSETS
Current
Cash		$72,921	$14,530	$692,647
Term deposit	4	18,506	-	-
Accounts and other receivables	5	175,256	161,047	81,159
Inventory	6	241,341	774,117	1,176,247
Prepaid expenses and deposits	7	677,474	81,574	118,369
		1,185,498	1,031,268	2,068,422
Non-current
Intangible asset		-	11,466	-
Property and equipment		5,619	7,432	3,196
Total assets		$1,191,117	$1,050,166	$2,071,618

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	8,11	$1,345,288	$3,366,062	$308,719
Loan payable	9	-	27,144	17,580
Deferred revenue		6,045	17,181	92,121
Warrant derivative	13	1,242,580	1,582,977	1,490,059
Total liabilities		2,593,913	4,993,364	1,908,479

SHAREHOLDERS’ EQUITY
Share capital	12	23,845,704	13,276,909	13,264,251
Reserves	12	1,137,814	400,936	308,660
Accumulated deficit		(26,386,314)	(17,621,043)	(13,409,772)
Total shareholders’ equity		(1,402,796)	(3,943,198)	163,139
Total liabilities and shareholders’ deficiency		$1,191,117	$1,050,166	$2,071,618

Nature of operations and going concern (Note 1)

Subsequent events (Note 18)

Approved and authorized for issue by the Board of Directors on March 10, 2023.

The accompanying notes are an integral part of these financial statements.

BRUUSH ORAL CARE INC.

STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in U.S. dollars)

		12-months ended	9-months ended	12-months ended
		October 31,	October 31,	January 31,
	Note	2022	2021	2021

Revenues		$2,632,442	$1,965,441	$901,162
Cost of goods sold	6	822,383	978,243	291,195
Gross Profit		1,810,059	987,198	609,967

Expenses
Advertising and marketing		7,162,046	2,806,260	2,670,447
Amortization and depreciation expense		15,348	5,498	-
Commission		91,050	26,339	11,207
Consulting	11	1,197,831	868,442	556,864
Interest and bank charges	10	1,155,288	60,183	18,130
Inventory management		47,405	-	-
Merchant fees		99,293	68,073	39,180
Office and administrative expenses		328,956	93,900	75,194
Professional fees	11	521,064	241,854	222,870
Research and development		96,431	-	-
Salaries and wages	11	1,222,171	282,003	93,460
Share-based compensation	11, 12	279,622	92,276	4,949,441
Shipping and delivery		832,395	511,566	304,591
Travel and entertainment		259,372	100,068	29,225
		(13,308,272)	(5,156,462)	(8,970,609)

Other items
Government grant	9	-	8,763	14,139
Foreign exchange		(153,076)	42,148	(7,719)
Gain (loss) on revaluation of warrant derivative	13	5,740,202	(92,918)	(536,209)
Financing costs	10	(2,688,034)	-	-
Other loss	14	(166,150)	-	-
		2,732,942	(42,007)	(529,789)

Net and comprehensive loss		$(8,765,271)	$(4,211,271)	(8,890,431)

Loss per share - Basic and diluted		$(1.83)	$(1.07)	$(8.43)

Weighted average number of common shares outstanding - basic and diluted		4,800,972	3,929,520	1,054,371

The accompanying notes are an integral part of these financial statements.

BRUUSH ORAL CARE INC.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars)

	Common Stock
	Number		Subscriptions		Accumulated
	of shares	Amount	received	Reserves	Deficit	Total

Balance, January 31, 2020	1,245,683	$4,302,411	$301,886	$-	$(4,519,341)	$84,956
Private placement of shares - $5.56	239,015	988,000	(301,886)	-	-	686,114
Shares issued for services	1,105,955	4,525,206	-	-	-	4,525,206
Private placement units - $2.32	535,491	746,365	-	-	-	746,365
Private placement units - $6.95	756,230	3,265,078	-	-	-	3,265,078
Share issuance cost - shares	46,485	(38,745)	-	38,745	-	-
Share issuance cost – broker warrants	-	(123,981)	-	123,981	-	-
Share issuance cost - cash	-	(400,083)	-	-	-	(400,083)
Stock options granted	-	-	-	145,934	-	145,934
Net and comprehensive loss	-	-	-	-	(8,890,431)	(8,890,431)
Balance, January 31, 2021	3,928,860	13,264,251	-	308,660	(13,409,772)	163,139
Shares issued for services	2,277	12,658	-	-	-	12,658
Share based compensation	-	-	-	92,276	-	92,276
Net and comprehensive loss	-	-	-	-	(4,211,271)	(4,211,271)
Balance, October 31, 2021	3,931,137	13,276,909	-	400,936	(17,621,043)	(3,943,198)
Share cancellation	(316,023)	-	-	-	-	-
IPO	3,728,549	10,463,042	-	-	-	10,463,042
IPO costs - cash	-	(1,840,861)	-	-	-	(1,840,861)
IPO costs – broker warrants	-	(318,581)	-	321,209	-	2,628
Shares issued for services	50,000	140,310	-	-	-	140,310
Financing costs	757,212	2,124,885	-	-	-	2,124,885
Derecognition of warrant derivative	-	-	-	136,047	-	136,047
Share-based compensation	-	-	-	279,622	-	279,622
Net and comprehensive loss	-	-	-	-	(8,765,271)	(8,765,271)
Balance, October 31, 2022	8,150,875	$23,845,704	$-	$1,137,814	$(26,386,314)	$(1,402,796)

The accompanying notes are an integral part of these financial statements.

BRUUSH ORAL CARE INC.

STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	12-months ended	9-months ended	12-months ended
	October 31,	October 31,	January 31,
	2022	2021	2021
Cash flows from operating activities
Net loss	$(8,765,271)	$(4,211,271)	$(8,890,431)
Items not affecting cash:
Amortization and depreciation	15,348	5,498	-
Government grant	-	(8,763)	(14,139)
Share-based compensation	279,622	92,276	4,949,441
Consulting	140,310	12,658	-
Loss (gain) on revaluation of warrant derivative	(5,740,202)	92,918	536,209
Interest expense	995,901	2,699	1,782
Unrealized foreign exchange	(1,771)	1,376	1,431
Financing costs	2,613,034	-	-

Changes in non-cash working capital
Accounts and other receivables	(14,209)	(79,888)	(68,190)
Inventory	589,037	402,130	(577,656)
Term deposit	(18,506)	-	-
Prepaid expenses and deposits	(652,161)	36,795	(114,917)
Accounts payable and accrued liabilities	(2,020,774)	3,057,343	31,999
Deferred revenue	(11,136)	(74,940)	92,121

Net cash flows used in operating activities	(12,590,778)	(671,169)	(4,052,350)

Cash flows from investing activities
Purchase of property and equipment	(2,042)	(6,201)	(3,196)
Purchase of intangible asset	-	(15,000)	-

Net cash flows used in investing activities	(2,042)	(21,201)	(3,196)

Cash flows from financing activities
Proceeds from promissory notes net of costs	3,860,750	-
Repayment of promissory notes	(4,852,867)	-
Proceeds from equity financings	15,510,764	-	4,973,023
Share issuance costs	(1,840,861)	-
Broker warrants	2,628	-
Repayment of loans	(29,203)	-	(433,987)
Proceeds from loans	-	14,253	28,506

Net cash flows provided by financing activities	12,651,211	14,253	4,567,542

Change in cash	$58,391	$(678,117)	$511,996

Cash
Beginning of year	$14,530	$692,647	$180,651
End of year	$72,921	$14,530	$692,647

Supplemental cash flow disclosure
Interest	$311,617	$-	$-
Taxes paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

1. NATURE OF OPERATIONS AND GOING CONCERN

Bruush Oral Care Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on October 10, 2017. The Company is in the business of selling electric toothbrushes. The Company is located at 128 West Hastings Street, Unit 210, Vancouver, British Columbia V6B 1G8. The Company’s common shares are listed for trading on NASDAQ under the symbol “BRSH”.

As of October 31, 2022, the Company had a working capital deficit of $1,408,415, an accumulated deficit totaling $26,386,314. The ability of the Company to carry out its business objectives is dependent on its ability to secure continued financial support from related parties, to obtain equity financing, or to ultimately attain profitable operations in the future. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. Whether and when the Company can attain profitability and positive cash flows is uncertain. While the Company has been successful in securing financing in the past, there is no assurance that financing will be available in the future on terms acceptable to the Company.

These factors form a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern. These financial statements do not give effect to adjustments to the carrying value and classification of assets and liabilities and related expense that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption is not appropriate, material adjustments to the statements could be required.

2. BASIS OF PRESENTATION

Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”). The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

The Company has changed its fiscal year end from January 31 to October 31, which became effective for the period ended October 31, 2021. The Company determined that the change in year end would better reflect the annual business cycle given that the holiday season (November and December) is a peak period for sales. Given the fiscal year ended October 31, 2021 is for a 9-month period, the results may not be comparable to the 12-month period ended October 31, 2022.

These financial statements were approved by the Board of Directors on March 10, 2023.

Basis of presentation

These financial statements have been prepared on a historical cost basis and presented in U.S. dollars which is the functional currency of the Company. The financial statements of the Company have been prepared on an accrual basis, except for cash flow information. The financial statements have been prepared on a historical cost basis except for warrants and options, which are measured at fair value.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

Revenue recognition

The Company’s revenue is generated from the sale of finished product to customers. Those sales predominantly contain a single performance obligation and revenue is recognized at a single point in time when ownership, risks and rewards transfer, which is typically the date of receipt by the customer. When the Company has collected payment from a customer, but the product is in transit, the Company will defer the recognition of the product sale in revenues until such time the product is delivered to the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period the revenue is recognized. The revenue recorded is presented net of sales and other taxes the Company collect on behalf of governmental authorities.

Foreign currency translation

The functional currency of each entity is determined using the currency of the primary economic environment in which that entity operates. The Company’s financial statements are presented in U.S. dollars.

The functional currency for the Company is the U.S. dollar.

Foreign currency transactions are translated into the functional currency of the Company, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at year end exchange rates are recognized in the statement of loss and comprehensive loss.

Non-monetary items are not retranslated at year end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.

Inventory

Inventory consists entirely of finished goods and is valued at the lower of cost or net realizable value. The cost of inventory is maintained using the average-cost method. The net realizable value of finished goods is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The cost of finished goods inventory is based on landed cost, which includes all costs incurred to bring inventory to the Company’s distribution centers including product costs, inbound freight and duty. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from property and equipment and any gain or loss is reflected as a gain or loss from operations. The estimated useful life of the computers and software is 3 years.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Intangible assets

Purchased intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the cost of the asset can be determined reliably. Intangible assets acquired are initially recognized at cost of purchase and are subsequently carried at cost less accumulated amortization, if applicable, and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. All finite-lived intangible assets are stated at cost less accumulated impairment.

Impairment of assets

The Company performs impairment tests on its long-lived assets, including property and equipment and intangible assets, when new events or circumstances occur, or when new information becomes available relating to their recoverability. When the recoverable amount of each separately identifiable asset or cash generating unit (“CGU”) is less than its carrying value, the asset or CGU’s assets are written down to their recoverable amount with the impairment loss charged against profit or loss. A reversal of the impairment loss in a subsequent period will be charged against profit or loss if there is a significant reversal of the circumstances that caused the original impairment. The impairment will be reversed up to the amount of depreciated carrying value that would have otherwise occurred if the impairment loss had not occurred.

Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. Lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

As at October 31, 2022, October 31, 2021 and January 31, 2021, the Company did not have any leases in place.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognized in profit or loss as incurred. During the year ended October 31, 2022, $96,431 (Nine months ended October 31, 2021 - $Nil, twelve months ended January 31, 2021- $Nil) of research and development costs were recorded in the Statement of Comprehensive Loss.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets. Other development expenditures are recognized in profit or loss as incurred.

Research and development costs incurred subsequent to the acquisition of externally acquired intangible assets and on internally generated intangible assets are accounted for as research and development costs.

As at October 31, 2022, October 31, 2021 and January 31, 2021, the Company has not capitalized any research and development costs.

Financial instruments

(a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

(b)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(c)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(d)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from shareholders’ equity, net of tax. In the event that the financing is not completed, these costs are expensed to profit or loss.

The Company may engage in equity financing transactions to obtain the funds necessary to continue operations. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants. Depending on the terms and conditions of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are assigned a residual value if the unit is issued at a price exceeding the market price of underlying share at the time of issuance otherwise the warrants are assigned no value and included in share capital with the common shares that are concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payment transaction costs.

Warrants that are exercisable in currencies other than the Company’s functional currency of U.S. dollars are considered to be derivative financial instruments. The Company presents such warrants as derivative liabilities on the balance sheet and measures them at fair value at the end of each reporting period.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Critical accounting estimates and significant management judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Fair value measurement of broker warrants and warrant derivative

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date on which they are granted. When the fair value of financial assets and financial liabilities recorded in the Statements of Financial Position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. Estimating fair value for broker warrants and the warrant derivative requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected remaining life of the broker warrants and the warrant derivative, fair value of the underlying stock, volatility, risk-free interest rate and dividend yield and making assumptions about them. Where possible the Company will utilize contractual and publicly available information to determine valuation model inputs. If no such information is available, the Company will use historical performance and if required, the Company will make estimations based on the best information available. Expected remaining life is determined using the information in the warrant terms, fair value of the underlying stock is determined based the most recently completed financing, volatility is estimated based on market data and industry assessment, risk-free interest rate is determined based on central bank rates for a similar period to the expected remaining life and dividend yield is estimated using the Company’s past performance and future expectations. The assumptions and models used for estimating fair value for broker warrants and the warrant derivative are disclosed in Note 12. These are either classified as equity instruments or derivative liabilities subject to whether the exercise price is fixed or variable.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

Income taxes

The Company recognizes the tax benefit from an uncertain tax position only if it is probable that the tax position will be sustained based on its technical merits. The Company measures and record the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available. The amount and timing of future taxable income for unrecognized tax benefits requires the use of assumptions and significant judgement to estimate the exposures associated with our various filing positions. The Company has not recognized the value of any deferred tax assets in its statements of financial position. Although the Company believes that the judgements and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect our effective income tax rate and income tax provision.

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Other significant judgments

The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	The determination of the Company’s functional currency; and
-	Whether there are indicators of impairment of the Company’s long-lived assets.

4. TERM DEPOSIT

The Company holds a non-redeemable CAD$25,000 ($18,316) term deposit which accrues interest at 4.56% per annum and matures on August 9, 2023. During the year ended October 31, 2022, interest income of $190 (9 months ended October 31, 2021 - $Nil) has been accrued.

5. ACCOUNTS AND OTHER RECEIVABLES

	October 31, 2022	October 31, 2021	January 31, 2021
Trade receivables	$103,471	$36,734	$7,206
Sales taxes receivable	71,785	124,313	73,953
	$175,256	$161,047	$81,159

6. INVENTORY

Inventory consisted entirely of finished goods.

During the year ended October 31, 2022, $822,383 (9 months ended October 31, 2021 - $978,243  12 months ended January 31, 2021 - $291,195) of inventory was sold and recognized in cost of goods sold, and $56,989  (9 months ended October 31, 2021 - $35,683, 12 months ended January 31, 2021 - $64,161) of inventory was used for promotional purposes and recognized in other expense categories, such as selling and marketing and investor relations.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

7. PREPAID EXPENSES AND DEPOSITS

	October 31, 2022	October 31, 2021	January 31, 2021
Prepaid expenses	$191,322	$18,246	$7,067
Deposits on inventory	475,458	56,261	111,302
Deposits	10,694	7,067	-
	$677,474	$81,574	$118,369

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	October 31, 2022	October 31, 2022	January 31, 2021
Accounts payable	$909,438	$2,299,177	$236,806
Accrued liabilities	435,850	1,066,885	71,913
	$1,345,288	$3,366,062	$308,719

9. LOANS PAYABLE

On May 5, 2020, the Company received a loan in the principal amount of CAD$40,000 ($28,506) under the Canada Emergency Business Account (“CEBA”) program. The loan is non-interest bearing and eligible for CAD$10,000 ($7,127) forgiveness if repaid by December 31, 2022. If not repaid by December 31, 2022, the loan bears interest at 5% per annum and is due on December 31, 2025. At issuance, the Company intended to repay the loan by December 31, 2022 and management assessed that the Company will have the financial ability to do so. As it was probable that the conditions for the forgiveness of the loan will be met, the Company has recognized the CAD$10,000 ($7,127) loan forgiveness as government grant income at loan issuance. As the loan was issued at below market rates, the initial fair value of the loan was determined to be $20,160, which was determined using an estimated effective interest rate of 15%. The difference between the face value of the loan and the fair value of the loans of $14,139 has been recognized as government grant income during the year ended January 31, 2021. On September 27, 2022, the Company repaid CAD$30,000 ($21,902) of the loan, and as repayment occurred prior to December 31, 2022, CAD$10,000 was forgiven.

On April 7, 2021, the Company received an additional CAD$20,000 ($14,253) under the CEBA program. The additional loan is non-interest bearing and eligible for CAD$10,000 ($7,704) forgiveness if repaid by December 31, 2022. If not repaid by December 31, 2022, the loan bears interest at 5% per annum and is due on December 31, 2025. At issuance, the Company intended to repay the loan by December 31, 2022, and management had assessed that the Company will have the financial ability to do so. As it was probable that the conditions for the forgiveness of the loan would be met, the Company recognized the CAD$10,000 ($7,704) loan forgiveness as government grant income at issuance. As the loan was issued at below market rates, the initial fair value of the loan was determined to be $7,703, which was determined using an estimated effective interest rate of 15%. The difference between the face value of the loan and the fair value of the loans of $8,763 has been recognized as government grant income during the nine months ended October 31, 2021. On September 27, 2022 the Company repaid CAD$10,000 ($7,301) of the loan, and as repayment occurred prior to December 31, 2022, CAD$10,000 was forgiven.

For the year ended October 31, 2022, the Company recognized interest expense of $4,838 related to the loans (9 months ended October 31, 2021 - $3,315, 12 months ended January 31, 2021 - $1,782).

As at October 31, 2022, the carrying value of the loans was $nil (October 31, 2021 - $27,144, January 31, 2021 - $17,580).

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

10. SENIOR SECURED PROMISSORY NOTES

December Financing

On December 3, 2021, the Company issued senior secured promissory notes (the “December Senior Secured Promissory Notes”) in the amount of $3,000,000. The December Senior Secured Promissory Notes have a maturity date of December 3, 2022 and bear interest at 8% per annum. The December Senior Secured Promissory Notes are secured by the Company’s assets.

Should the Company complete any public offering of securities or any other financing or capital-raising transaction of any kind (each a “Subsequent Offering”) for gross proceeds of over $5,000,000 prior to December 3, 2022, the Company shall repay the notes in their entirety.

In conjunction with the issuance of the December Senior Secured Promissory Notes, the Company incurred transaction costs consisting of finders’ fees and professional fees in the amount of $396,500, which was offset against the December Senior Secured Promissory Notes at recognition. The effective interest rate on the December Senior Secured Promissory Notes was determined to be 22% per annum.

As part of the agreement, the Company is also to issue units to the holders of the December Senior Secured Promissory Notes (“the Units”) with the same terms as units to be issued as part of the Company’s initial public offering (“IPO”). The number of Units is determined by dividing 50% of the principal amount of the Secured Promissory Notes by the unit price of the Company’s IPO. Each Unit will comprise of one of the common shares and one warrant (the “Warrants”). Each Warrant is exercisable into one common share at an exercise price equal to the share price of the Company’s IPO. The Warrants will expire five and a half years after the closing of the Company’s IPO.

On August 4, 2022, the Company completed its IPO and repaid principal amounts of $3,000,000 and $130,882 in interest for the December Senior Secured Promissory Notes. In addition to the repayment, the Company issued 360,577 Units to the holders of the December Senior Secured Promissory Notes. The fair value of the Units issued of $1,500,000 has been recognized as financing costs during the year ended October 31, 2022. $488,149 of the fair value was allocated to the warrants and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 66%, risk-free interest rate – 2.79% and an expected remaining life - 5 years.

April Financing

On April 28, 2022, the Company issued senior secured promissory notes (the “April Senior Secured Promissory Notes”) in the amount of $1,650,000. The April Senior Secured Promissory Notes have a maturity date of December 2, 2022 and bear interest at 8% per annum. The April Senior Secured Promissory Notes are secured by the Company’s assets. In the event of default, the interest rate increases to 15%.

The April Senior Promissory Notes were issued with a 10% discount such that funds of $1,500,000 were received by the Company. In conjunction with the issuance of the April Senior Secured Promissory Notes, the Company incurred transaction costs consisting of finders’ fees and professional fees in the amount of $242,750, which was offset against the April Senior Secured Promissory Notes at recognition. The effective interest rate on the April Senior Secured Promissory Notes was determined to be 55% per annum.

Should the Company complete any public offering of securities or any Subsequent Offering for gross proceeds of over $5,000,000 prior to December 2, 2022, the Company shall repay the notes in their entirety.

As part of the agreement, the Company is also to issue shares to the holders of the April Senior Secured Promissory Notes (“the Commitment Shares”) with the same terms as units to be issued as part of the Company’s IPO. The number of Commitment Shares is determined by dividing 100% of the principal amount of the April Secured Promissory Notes by the share price of the Company’s IPO.

On August 4, 2022, the Company completed its IPO and repaid principal amounts of $1,650,000, and $71,985 in interest for the April Senior Secured Promissory Notes. In addition to the repayment, the Company issued 396,635 Commitment Shares to the holders of the April Senior Secured Promissory Notes. The fair value of the Commitment Shares issued of $1,113,036 has been recognized as financing costs during the year ended October 31, 2022.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

10. SENIOR SECURED PROMISSORY NOTES (continued)

On September 29, 2022, the Company paid one of the lenders an additional forebearance fee of $75,000 in conjunction with the December and April financings.

A continuity of the senior secured promissory notes below:

	December Senior Secured Promissory Notes	April Senior Secured Promissory Notes	Total
Balance, January 31, 2021 and October 31, 2021	$-	$-	$-
Additions	3,000,000	1,650,000	4,650,000
Discount	-	(150,000)	(150,000)
Transaction costs	(396,500)	(242,750)	(639,250)
Accretion	527,382	464,735	992,117
Repayment	(3,130,882)	(1,721,985)	(4,852,867)
Balance, October 31, 2022	$-	$-	$-

11. RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

All related party transactions are in the normal course of operations. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments.

a)	Related party transactions with directors, subsequent and former directors and companies and entities over which they have significant influence over:

	12 months ended October 31, 2022	9 months ended October 31, 2021	12 months ended January 31, 2021
Director fees	$107,168	72,541	$54,585
Professional fees	327,370	-	55,625
Share-based compensation	$128,729	-	$1,997,611

b)	Key management compensation

	12 months ended October 31, 2022	9 months ended October 31, 2021	12 months ended January 31, 2021
Consulting fees	$-	$270,427	$206,507
Salaries	686,615	-	-
Share-based compensation	$143,032	$-	$2,527,596

c)	Accounts payable and accrued liabilities – As of October 31, 2022, $33,918 (October 31, 2021 - $155,979; January 31, 2021 - $2,740) due to related parties was included in accounts payable and accrued liabilities.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

12. SHARE CAPITAL

a)	Share capital

Authorized share capital

Unlimited Common Shares without par value.

Shares outstanding

On July 29, 2022, the Company completed a share reorganization (the “Share Reorganization”) to redesignate all Class B shares to common shares and to convert the Class A shares to common shares. The Company also effected a share consolidation on the basis of 1 new share for each 3.86 shares outstanding (the “Consolidation”). Prior to the Share Reorganization and Consolidation, the Company had 6,824,127 Class A and 7,130,223 Class B common shares issued and outstanding. Immediately following the Share Reorganization and Consolidation, the Company had 3,615,116 common shares outstanding. Except where otherwise indicated, all historical share numbers and per share amounts have been adjusted on a retroactive basis to reflect following the Share Reorganization and Consolidation.

Year ended October 31, 2022:

On July 22, 2022, the Company cancelled 316,023 common shares issued to a former director.

On August 5, 2022, the Company closed its IPO of 3,728,549 units at $4.16 per unit, each unit consists of one share of common stock and one warrant, with an exercise price of $4.16 per share. The gross proceeds of the offering were $15,510,764. The fair value of the warrants was determined to be $5,047,704 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 66%, risk-free interest rate – 2.79% and an expected remaining life - 5 years. In connection with the IPO, the Company paid share issuance costs of $1,840,861 consisting of $1,085,753 in underwriting fees, $500,000 in legal fees and $255,108 in other related expenses. In addition, the Company issued 262,841 warrants to the underwriter exercisable at $5.20 until August 4, 2027. The fair value of the underwriter warrants was estimated to be $318,581 using the Black-Scholes Options Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 66%, risk-free interest rate – 2.92% and an expected remaining life - 5 years (Note 13).

On August 5, 2022, the Company issued 757,212 shares with a fair value of $2,124,886 as part of the repayment of its December Senior Secured Promissory Notes and April Senior Secured Promissory Notes.

On September 30, 2022, the Company issued 50,000 shares with a fair value of $140,310 to a consultant for marketing services.

Year ended October 31, 2021:

On August 13, 2021, the Company issued 2,277 common shares to a consultant for services rendered. The fair value of the shares was estimated to be $12,658 based on the price of the most recently completed financing.

Year ended January 31, 2021:

On February 12, 2020, the Company issued 108,233 shares for nominal consideration to its CEO for services rendered. The fair value of the shares is estimated to be $452,694 and is recorded as share-based compensation in the statements of comprehensive loss.

On February 12, 2020, the Company issued 36,078 shares at CAD$5.56 ($4.17) per share for gross proceeds of CAD$200,000 ($150,898).

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

12.	SHARE CAPITAL (continued)

On February 13, 2020, the Company issued 90,194 shares at CAD$5.56 ($4.17) per share for gross proceeds of CAD$525,000 ($377,239).

On June 24, 2020, the Company issued 508,696 shares for nominal consideration to its CEO for services rendered. The fair value of the shares is estimated to be $2,074,902 is recorded as share-based compensation in the statements of comprehensive loss.

On June 24, 2020, the Company issued 112,743 shares at CAD$2.20 ($1.66) per share for gross proceeds of CAD$250,000 ($183,945). As the shares were issued at a price lower than other financings held during the same period, the Company has determined that the fair value of the shares issued to be $459,863 based on the share price of the most recent financing of shares. The difference between the proceeds received and the fair value of the shares of $275,918 has been recognized as consulting fees in the statements of comprehensive loss.

On July 17, 2020, the Company issued 489,026 shares for nominal consideration to directors of the Company for services rendered. The fair value of the shares is estimated to be $1,997,611 and has been recorded as share-based compensation on the statements of comprehensive loss.

In July and August 2020, the Company completed a private placement of 535,491 units at CAD$2.32 ($1.66) per unit for gross proceeds of CAD$1,240,198 ($746,365). Each unit comprises of one share and on half-warrant exercisable at CAD$3.47 ($2.59) for twenty-four months from the time the Company completes a bone-fide public offering of common shares under a prospectus or registration statement filed with the securities regulatory authorities in Canada or the United States (the “Liquidity Event”). The fair value of the attached warrants was determined to be $178,955 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.28% and an expected remaining life - 2.95 years.

In August and September 2020, the Company completed a brokered private placement of 756,230 units at CAD$6.95 ($5.17) per unit for gross proceeds of CAD$5,311,684 ($3,217,886). Each unit comprises of one share and on half-warrant exercisable at CAD$10.42 ($7.80) for twenty-four months from Liquidity Event. The fair value allocated to the attached warrants upon issuance was estimated to be $821,346. In conjunction with the private placement, the Company paid finders fees of $400,083 and issued 179,434 finders’ units. Each finders’ unit comprises of one share and on half-warrant with the same terms as the unit warrants. The Company also issued 236,073 broker warrants with the same terms as the unit warrants. The fair value of the broker warrants upon issuance was determined to be $123,981 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.30% and an expected remaining life - 2.84 years.

a)	Options

The Company has established a stock option plan for its directors, officers, employees, and consultants under which the Company may grant options (each, an “Option”) from time to time to acquire Shares. The exercise price of each Option shall be determined by the Board of Directors. Options may be granted for a maximum term of five years from the date of grant. Options are non-transferable and expire immediately upon termination of employment for cause, or within 30 days of termination of employment for cause, or within 30 days of termination of employment or holding office as director or officer of the Company or in the case of death. Unless otherwise provided in the applicable grant agreement, Options fully vest upon the grant thereof.

During the year ended January 31, 2021, the Company granted 80,181 options exercisable at CAD$6.95 until November 9, 2025. 40,876 of the options vested on November 23, 2020, with the remaining options vesting on November 23, 2021. The fair value of the options was determined to be $145,933 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 100%, risk-free interest rate - 0.25% and an expected remaining life - 5 years.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

12.	SHARE CAPITAL (continued)

During the year ended October 31, 2022, the Company recognized share-based compensation expense of $7,861 for the vesting of options (9 months ended October 31, 2021 - $92,276; 12 months ended January 31, 2021 - $145,933).

As at October 31, 2022, October 31, 2021, and January 31, 2021, 80,181 options with an exercise price of CAD$6.90, expiring on November 9, 2025, were outstanding and exercisable.

b)	Warrants

During the year ended October 31, 2022, the Company granted 360,577 warrants of the Company related to its December Senior Secured Promissory Notes. These warrants have an exercise price of $4.16, expiring on August 4, 2027. These warrants have a cashless exercise provision and are accounted for as derivative liabilities, see Note 13.

During the year ended October 31, 2022, the Company issued 3,728,549 warrants of the Company as part of its IPO. These warrants have an exercise price of $4.16, expiring on August 4, 2027. These warrants have a cashless exercise provision and are accounted for as derivative liabilities, see Note 13.

During the year ended October 31, 2022, the Company issued 262,841 warrants of the Company to the underwriter of its IPO. These warrants have an exercise price of $5.20, expiring on August 4, 2027.

During the year ended January 31, 2021, in connection with a private placement, the Company issued 267,745 warrants with an exercise price of CAD$3.47 ($2.66) per warrant with an expiry date of twenty-four months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period see Note 13. 661 broker warrants with the same terms were also issued.

During the year ended January 31, 2021, in connection with a private placement, the Company issued 401,354 warrants with an exercise price of CAD$10.42 ($7.80) per warrant with an expiry date of twenty-four months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instruments measured at fair value at the end of each reporting period, see Note 13. 60,498 broker warrants with the same terms were also issued.

Continuity of the warrants issued and outstanding as follows:

	Number of warrants	Weighted average exercise price
Outstanding, January 31, 2020	-	$-
Granted	730,258	7.87
Outstanding, January 31, 2021 and October 31, 2021	730,258	$7.87
Granted	4,351,967	4.22
Outstanding, October 31, 2022	5,082,225	$4.75

The following table discloses the number of warrants outstanding as at October 31, 2022:

Number of warrants	Price	Expiry date
181,869	CAD$3.47	June 30, 2023
86,537	$2.85	June 30, 2023
461,852	CAD$10.42	June 30, 2023
4,089,126	$4.16	August 4, 2027
262,841	$5.20	August 4, 2027
5,082,225

As at October 31, 2022, the weighted average life remaining of warrants outstanding is 4.17 years.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

12.	SHARE CAPITAL (continued)

c)	Restricted Share Awards

On June 30, 2022, the Company issued 492,228 Restricted Share Awards (“RSU” or “RSU’s”) to directors of the Company. The RSU’s vest over a period of three years, in three equal tranches on the first, second, and third anniversaries of the grant date. At October 31, 2022, none of the RSU’s had vested. The Company recognizes the share-based payment expense over the vesting terms. The share-based compensation costs for the RSU’s are based on the share price at the date of grant at a price of $2.85 per RSU.

During the year ended October 31, 2022, the Company recognized share-based compensation expense of $271,761 for the vesting of RSUs (9 months ended October 31, 2021 - $nil, 12 months ended January 31, 2021 - $nil).

	Number of RSUs	Weighted average grant date fair value
Outstanding, January 31, 2021 and October 31, 2021	-	$-
Granted	492,228	2.85
Outstanding, October 31, 2022	492,228	$2.85
Vested, October 31, 2022	-	$-

13. DERIVATIVE WARRANT LIABILITY

In July and August 2020, in connection with a private placement, the Company issued 267,745 warrants with an exercise price of CAD$3.47 ($2.66) per warrant with an expiry date of twenty-four months from the time the Company completes a bone-fide public offering of common shares under a prospectus or registration statement filed with the securities regulatory authorities in Canada or the United States (the “Liquidity Event”). As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instrument measured at fair value at the end of each reporting period. On July 29, 2022, the Company amended the exercise price of 86,537 of the warrants to $2.66. As a result, the derivative liability associated with these warrants at the time of $136,047 was derecognized and recorded to equity. The fair value at the time of derecognition was based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - $2.85, expected dividend yield – 0%, expected volatility – 100%, risk-free interest rate – 2.92% and an expected remaining life – 2.01 years. As at October 31, 2022, the fair value of the remaining 181,208 warrants which were not repriced (and therefore continue to be recognized as derivative financial instruments) was determined to be $30,469 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock – CAD$1.49, expected dividend yield – 0%, expected volatility – 72%, risk-free interest rate – 3.90% and an expected remaining life – 1.76 years (2022 - $818,871 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock – CAD$5.64, expected dividend yield – 0%, expected volatility – 100%, risk-free interest rate – 1.11% and an expected remaining life – 1.66 years).

In August and September 2020, in connection with a private placement, the Company issued 382,246 warrants with an exercise price of CAD$10.42 ($7.80) per warrant with an expiry date of twenty-four months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instrument measured at fair value at the end of each reporting period. As at October 31, 2022, the fair value of the warrants was determined to be $8,655 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – CAD$1.49, expected dividend yield – 0%, expected volatility – 72%, risk-free interest rate – 3.90% and an expected remaining life – 1.76 years. (2021 - $764,106 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock – CAD$5.64, expected dividend yield – 0%, expected volatility – 100%, risk-free interest rate – 1.11% and an expected remaining life – 1.66 years).

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

13.	DERIVATIVE WARRANT LIABILITY (continued)

In August 2022, in connection with the units issued as part of the Company’s IPO, the Company issued 3,728,549 warrants with an exercise price of $4.16 per warrant with an expiry date of five years from the date of issuance. The warrants contain a cashless exercise provision which enables the holder to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercise multiplied by the fair value of the common shares less the exercise price with the difference divided by the fair value of the share. If a warrant holder exercises this option, there will be variability in the number of shares issued, therefore they are a derivative financial instrument measured at fair value at the end of each reporting period. As at October 31, 2022, the fair value of the warrants was determined to be $1,097,323 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $1.09, expected dividend yield – 0%, expected volatility – 67%, risk-free interest rate – 3.43% and an expected remaining life – 4.76 years.

In August 2022, in connection with the units issued as part of its December Senior Secured Promissory Notes, the Company issued 360,577 warrants with an exercise price of $4.16 per warrant with an expiry date of five years from the date of issuance. The warrants contain a cashless exercise provision which enables the holder to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercise multiplied by the fair value of the common shares less the exercise price with the difference divided by the fair value of the share. If a warrant holder exercises this option, there will be variability in the number of shares issued, therefore they are a derivative financial instrument measured at fair value at the end of each reporting period. At issuance, the fair value of the warrants was determined to be $488,147 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $2.81, expected dividend yield – 0%, expected volatility – 66%, rick-free interest rate – 2.79% and an expected remaining life – 5 years. As at October 31, 2022, the fair value of the warrants was determined to be $106,119 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $1.09, expected dividend yield – 0%, expected volatility – 67%, rick-free interest rate – 3.43% and an expected remaining life – 4.76 years.

The following is a continuity of the Company’s derivative warrant liability:

Balance, January 31, 2020	$-
Issued during the period	953,850
Change in fair value of derivative	536,209
Balance, January 31, 2021	$1,490,059
Change in fair value of derivative	92,918
Balance, October 31, 2021	$1,582,977
Issued during the period	5,535,852
Change in fair value of derivative	(5,740,202)
Derecognition of warrant derivative	(136,047)
Balance, October 31, 2022	$1,242,580

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

14. OTHER LOSS

During the year ended October 31, 2022, the Company fell victim to a cyber-scam that resulted in the Company making an inappropriate payment of $166,150. The Company is in the process of filing an insurance claim, however, at this time it is unknown as to whether the amount can be recovered.

15. FINANCIAL INSTRUMENT RISK MANAGEMENT

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Level in fair value hierarchy	October 31, 2022	October 31, 2021	January 31, 2021
Amortized cost:
Cash		$72,921	$14,530	$692,647
Term deposit		18,506	-	-
Accounts receivable		175,256	161,047	81,159
		$266,683	$175,577	$773,806

Financial liabilities included in the statement of financial position are as follows:

	Level in fair value hierarchy	October 31, 2022	October 31, 2021	January 31, 2021
Amortized cost:
Accounts payable and accrued expenses		$1,345,288	$3,366,062	$308,719
Loans payable		-	27,144	17,580

FVTPL:
Warrant derivative liability	Level 3	1,242,580	1,582,977	1,490,059
		$2,587,868	$4,976,183	$1,816,358

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s cash, term deposits, accounts receivable and accounts payable and accrued liabilities as at approximate their fair value due to their short terms to maturity.

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrant derivative liability at initial recognition and at period-end has been calculated using the Black Scholes option pricing model.	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The share price was higher (lower)

● The risk-free interest rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

15.	FINANCIAL INSTRUMENT RISK MANAGEMENT (continued)

For the fair values of the derivative liability, reasonably possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		12 months ended October 31, 2022	9 months ended October 31, 2021	12 months ended January 31, 2021
Volatility	20%	$537,641	$258,303	$144,370

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit risk

The Company’s principal financial assets are cash and trade accounts receivable. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Credit risk is not concentrated with any particular customer. The Company’s accounts receivable consists primarily of GST receivable.

The Company’s maximum credit risk exposure is $175,256.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of preferred shares. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at October 31, 2022:

	Within one year	Between one and five years	More than five years
Accounts payable and accrued expenses	$1,345,288	$-	$-

Foreign exchange risk

Foreign currency risk arises from fluctuations in foreign currencies versus the United States dollar that could adversely affect reported balances and transactions denominated in those currencies. As at October 31, 2022, a portion of the Company’s financial assets are held in Canadian dollars. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in United States dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time. The Company is not exposed to any material foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk.

Capital Management

In the management of capital, the Company includes components of shareholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

BRUUSH ORAL CARE INC.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Twelve months ended October 31, 2022, nine months ended October 31, 2021 and twelve months ended January 31, 2021

16. SEGMENTED INFORMATION

The Company’s breakdown of sales by geographical region is as follows:

	12-months ended October 31, 2022	9-months ended October 31, 2021	12-months ended January 31, 2021
United States of America	$1,656,215	$1,238,259	$512,094
Canada	976,227	727,182	389,068
	$2,632,442	$1,965,441	$901,162

The Company’s breakdown of sales by product segment is as follows:

	12-months ended October 31, 2022	9-months ended October 31, 2021	12-months ended January 31, 2021
Devices	$1,663,939	$1,367,778	$817,778
Consumables	968,503	597,663	83,384
	$2,632,442	$1,965,441	$901,162

17. INCOME TAXES

	12-months ended October 31, 2022	9-months ended October 31, 2021	12-months ended January 31, 2021
Net loss	$(8,765,271)	$(4,211,271)	$(8,890,431)
Statutory income tax rate	26.50%	26.50%	26.50%
Income tax benefit computed at the statutory tax rate	(2,322,797)	(1,115,987)	(2,355,964)
Non-deductible items	(1,375,505)	62,336	1,457,569
Financing fees charged to equity	(487,828)	-	(106,022)
Change in tax assets not recognized	4,186,130	1,053,651	1,004,417
Income tax recovery	$-	$-	$-

The Company had the following unrecognized deferred tax assets and liabilities:

	October 31, 2022	October 31, 2021	January 31, 2021
Non-capital losses	$6,357,780	$2,541,736	$1,467,401
Equipment	1,549	520	-
Share issuance costs	432,671	63,613	84,818
	6,792,000	2,605,869	1,552,219
Unrecognized deferred tax assets	(6,792,000)	(2,605,869)	(1,552,219)
Net deferred tax assets	$-	$-	$-

As at October 31, 2022, the Company had approximately $24,000,000 in non-capital losses expiring as between 2038 and 2042.

18. SUBSEQUENT EVENTS

On December 9, 2022, the Company closed a private placement pursuant to a securities purchase agreement with institutional investors. The Company issued 2,966,667 units and 1,950,001 pre-funded units at a purchase price of $0.60 per unit for gross proceeds of $2,948,050. The pre-funded units were sold at the same price less the pre-funded warrant exercise price of $0.001. Each unit and pre-funded unit consist of one share of common stock and one non-tradable warrant exercisable for one share of common stock at a price of $0.60. The warrants have a term of 5.5 years from the issuance date.

In connection with the private placement, the Company paid share issuance costs of $623,750 consisting of $295,000 in underwriting fees, $132,500 in legal fees and $196,250 in other related expenses.

ITEM 19. EXHIBITS

Exhibit No.	Description

1.1	Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2022)

1.2	By-laws (incorporated herein by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2022)

2.1	Specimen certificate evidencing shares of Common Stock (incorporated herein by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 29, 2022)

4.1	Form of Warrant (incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 29, 2022)

4.2	Form of Warrant Agent Agreement (incorporated herein by reference to Exhibit 4.3 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 29, 2022)

4.3	Form of Underwriter’s Warrant (incorporated herein by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 29, 2022)

4.4	Form of Additional Warrant (incorporated herein by reference to Exhibit 4.5 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 29, 2022)

4.5	Form of Warrant, dated December 9, 2022 (incorporated herein by reference to Exhibit 10.5 of the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 20, 2022)

4.6	Form of Pre-Funded Warrant, dated December 7, 2022 (incorporated herein by reference to Exhibit 10.4 of the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 20, 2022)

4.7	Endorsement Agreement by and between Kevin Hart Enterprises, Inc. and the Company dated October 29, 2020 (incorporated herein by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 29, 2022)

4.8	Omnibus Securities and Incentive Plan, effective June 29, 2022 + (incorporated herein by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2022)

4.9	Employment Agreement between the Company and Aneil Manhas, dated July 28, 2022 (incorporated herein by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 29, 2022)

4.10	Employment Agreement between the Company and Matthew Kavanagh dated February 8, 2022 (incorporated herein by reference to Exhibit 10.7 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2022)

4.11	Employment Agreement between the Company and Alan MacNevin, dated May 10, 2022 (incorporated herein by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2022)

4.12	Form of Security Purchase Agreement, dated December 7, 2022 ((incorporated herein by reference to Exhibit 10.1 of the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 20, 2022)

8.1	List of Subsidiaries of Registrant (incorporated herein by reference to Exhibit 21.1 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 26, 2022)

11.1	Code of Ethics (incorporated herein by reference to Exhibit 14.1 of the Company’s Registration Statement on Form F-1 filed with the SEC on July 22, 2022)

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Acting Principal and Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Acting Principal and Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+	Indicates management contract or compensatory plan.

Schedules: None

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Bruush Oral Care Inc.

Date: March 10, 2023

By:	/s/ Aneil Manhas

Chief Financial Officer

